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NI 43-101 TECHNICAL REPORT
MINERAL RESOURCE ESTIMATE
CECIL R GOLD DEPOSIT
INYO COUNTY, CALIFORNIA, USA

Prepared for:
Atna Resources Ltd.

2 March 2010
107194

Prepared by:
Chlumsky, Armbrust & Meyer, LLC

Fred Barnard PhD., Calif. PG
Robert L. Sandefur P.E

12600 W. Colfax Ave., Suite A-250
Lakewood, Colorado 80215
Telephone: (303) 716-1617
Fax: (303) 716-3386

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

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CAM 107194
Cecil R Project - NI 43-101
2 March 2010

		Page No.

Tables

1-1	Resource Estimates at Various Cut0off Grades	5
4-1	Cecil R Project - Claims	16
4-2.	Mining Lease with Option to Purchase Terms	18
4-3	Permits and Approvals Associated with Cecil R Property	18
6-1	Exploration History of the Briggs Mine	21
7-1	Stratigraphic Column of the Panamint Range.	25
9-3	Geochemistry of Cecil R Drillhole Samples	41
10-2	Summary of Modern Exploration Efforts at Cecil R	44
11-1	Summary of Drilling Programs at Cecil R	46
12-2	Bulk Density Data for Cecil R Deposit	54
13-1	Atna/Canyon QA/QC insertion Parameters for Drill Samples	59
13-2	2009 - RockLabs Reference Standards.	59
14-1	Cecil R Drilling Statistics from Assay Database	61
16-1	Camindex Mines Preliminary Cyanide Leach Test Results	66
17-1	Cecil R Model Geometric Parameters	72
17-2	Resource Estimates at Various Cutoff Grades	74

Figures

4-1	Location Map of the Cecil R Property within California	12
4-2	Topographic Map of the Cecil R Area Suitcase, Mineral Hill, Jackson, and Briggs are other Atna Gold Properties	13
4-3	Claim Map of the Cecil R and Briggs Properties	14
4-4	Claim Map of the Cecil R Resource Area in Section 23	15
5-1	Panamint Mountains and Cecil R View from the west side of Panamint Valley	19
7-1	Geologic Map of the Panamint Range and Surroundings	26
7-2	Geologic Map of the Cecil R Deposit	29
7-3	Gneiss and Weathered Zone Exposed in Arroyo Bottoms beneath Fanglomerate Cover	30
7-4	Quartzo-feldspathic Gneiss/	31
7-5	Boudin of Amphibolites in Quartzo-feldspathic Gneiss	31
7-6	Weathered gneiss and Saprolite, Fanglomerate (top)	32
7-8	Fanglomerate Exposure	32
7-7	Thick Saprolite beneath Fanglomerates	32
8-1	USGS Laterite-Saprolite Gold Model	35
8-2	Model of Eroded and Buried Saprolite, Cecil R	35
8-3	Ferricrete and Saprolite developed beneath Cenozoic Gravels, Cecil R	36
9-1	Section 35200 North (looking north; elevations & easting in feet)	38
9-2	Perspective view of the Cecil R mineralized zone, looking east	39
9-3	Perspective view of the Cecil R Mineralized zone, looking north	39
9-4	Diagram of Hole CRCR-06	40
9-4	Diagram of Hole CRCR-10.	40

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

1.0	SUMMARY

1.1	Introduction and Scope

At the request of Atna Resources Ltd. (“Atna”), Chlumsky, Armbrust, and Meyer LLC (“CAM”) prepared this Technical Report and mineral resource estimate for the Cecil R Project, Inyo County, California. This is the first NI-43-101 Technical Report for the property.  This Technical Report discloses mineral resources based on analysis of results from 94 reverse-circulation holes on the Cecil R property.  It was prepared by Fred Barnard of CAM, geologist and Qualified Person, and Robert Sandefur, P.E. of CAM and Qualified Person, both of whom are independent of Atna.

Cecil R is an exploration project, not yet at the stage of development or production.  Should a preliminary economic evaluation of the project prove positive, several processing alternatives exist, due to the proximity to the Atna-operated Briggs Mine located 6 miles to the south.  Mineralized material could be crushed and leached on site, crushed on site and trucked to the Briggs Mine site, or hauled to the crushing plant at Briggs for further processing.

CAM’s opinion contained herein is based on information provided to CAM by Atna and verified by CAM, and by CAM’s own independent observations on-site, and CAM's analysis and conclusions.

Fred Barnard, visited the Cecil R project on February 9 and 10, 2010.  In addition, he visited Atna's nearby Briggs Gold mine, where similar bedrock units and related mineralization are well-exposed.

1.2	Location, Property, and History

The Cecil R Property is located in southern Inyo County, California about 50 miles northeast of the town of Ridgecrest, California, and centered near 36° 0’ 20” north latitude and 117° 11’ 50” west longitude.  The drill holes and mineral resource described herein lie entirely with Section 23, Township 22 South, Range 44 East, Mount Diablo Baseline and Meridian.  The property lies at the western flank of the Panamint Range, in the arid Death Valley region of California.  There is very little infrastructure locally, but the Atna-owned Briggs gold mine operates about 6 miles to the south.

The Cecil R property is part of the contiguous Briggs Mine land package which consists of 287 unpatented federal lode claims, two patented lode mining claims, one patented mill site claim, and 15 unpatented mill site claims.  Claims covering the Cecil R property and mineralization are at the northern end of the Brigg package.  This report concerns only those unpatented claims in Section 23, and some claims in the adjacent Sections 14, 22, and 26 in T22S, R44E, MDBM.  All claims are current and in good standing.  Some of the claims are held by private parties and are subject to a Mining Lease with Option to Purchase.  These claims, and 1,000-foot radius around them, are subject to a 4% Net Smelter Return (NSR) production royalty on all minerals, plus periodic option payments.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

Permits are in place with various government agencies for exploration and development drilling.

All of the drilling used in the resource estimation presented in this report, and all the resources disclosed herein, are on the properties controlled by Atna.

Small amounts of historic stamp mill tailing attest to the limited production gold from the property prior to and around 1900, but no actual production records exist.  Several companies have drilled the property, starting in 1974.  Atna and related companies have been actively exploring the Cecil R project since 1991, and have produced gold at the Briggs Mine to the south during 1996 and 2004, and again since early 2009.

1.3	Geology and Mineralization

The western flank of the Panamint Range is underlain by rocks varying in age from Precambrian to recent.  These have been modified by at least two tectonic and metamorphic events, and intruded during the mid-Mesozoic time by granitic to dioritic intrusions.  The geology of the Cecil R property is dominated by a package of light-colored Precambrian quartz-feldspar gneiss and intercalated lenses and layers of amphibolitic gneiss.  Tertiary to Quaternary gravels that cover much of the project area.

The gneiss is weathered near surface, grading from very solid rock exposed in the bottoms of washes to soft, semi-plastic material at the abrupt contact with the overlying fanglomerates.  The saprolite retains some degree of gneissic texture and mineralogy, but is locally collapsed to such an extent that has lost its original texture.  The saprolite was formerly interpreted as an exhumed low-angle detachment-fault surface.

Tertiary and Quaternary fanglomerate deposits overly the gneiss and saprolite, with the contact dipping 10-20 degrees to the west.

The Precambrian gneisses host a weakly-auriferous stockwork of quartz-pyrite-carbonate veinlets at Cecil R and at the Briggs Mine to the south.  Additionally, at Cecil R, the higher-grade gold mineralization is hosted within saprolized gneiss, directly below Tertiary to Quaternary alluvial cover.  The main saprolite gold zone is a tabular zone ranging up to 150 feet or more thick and underlying about 80 acres.  The 0.005 oz/ton gold grade shell closely follows the bedrock surface and its upper surface is often coincident with the contact between the overlying alluvium and the deeply weathered saprolitic bedrock.  Alluvial cover increases to the west, but the relationship between the mineralization and the base the alluvial cover remains consistent throughout the project area.  To the east, the mineralization is exposed in several deeply incised washes and along the surface where the zone “daylights” through alluvial cover.  The overlying fanglomerates are essentially barren.  At Cecil R, gold does occur in the bedrock as well, but the zones are discontinuous and generally narrow in both vertical and lateral extent.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

There is some scope for lateral extension of the boundaries of the mineralized grade shell, to the south, west, and north.  Little potential exists to the east, where the mineralized zone daylights, and barren gneiss is exposed.  The lateral extensions should be addressed as part of ongoing economic evaluation of Cecil R.  There is very modest potential for extensions at depth of the low-grade Cecil R mineralization.

1.4	Drilling, Sampling, and Assaying

Cecil R has seen several phases of modern exploration commencing with Homestake Mining Company in 1975, and followed by Inspiration Development, Resource Associates of Alaska, (note: delete enter in original text) Camindex Mines, and First Sierra-Addwest.  Canyon Resources, Atna’s predecessor, acquired the property in 1991 and has held it since.  To date, 94 drillholes (3 rotary and 91 reverse-circulation) have been drilled at Cecil R, totaling over 30,000 feet of drilling.  The great majority of holes were sampled on 5-foot intervals.

Sampling methods are well documented for 2006–2009 drill programs.  The RC drilling was wet with a rotary splitter used to cut the samples.  The recent RC sampling was completed on 5-foot increments and the entire hole was drilled wet with a air driven rotary splitter used to reduce the sample size to approximately 10 pounds per sample.  There are no known surviving records of the sample collection procedures, or splitting or storage protocols for the pre-1991 drilling and sampling.

During the period of Atna’s (and  Canyon’s) tenure at Cecil R, starting in 1991, no aspect of the sample preparation was conducted by an employee, officer, director or associate of Atna or Canyon.

CAM is of the opinion that the drilling, sampling, sample preparation, security and analytical procedures are of sufficiently high standard to use in the estimation of mineral resources.

1.5	Metallurgical Testing

The only known metallurgical testing was conducted by Camindex Mines in 1986, on two small bulk samples, one from a surface stockpile of mineralized rock (0.1 opt Au)  located above the old stamp-mill site, and the second from 210 feet of rib (0.094 opt Au) in one the old adits at Cecil R.  These samples were submitted to Heinen-Lindstrom Consultants for coarse bottle roll testing on material crushed to ¾-inch size.  No report from the laboratory has been found, but a summary exists.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

The oxidized surface stockpile sample yielded about 70% recovery of gold in a 96-hour test.  The underground sample (which possibly contained some sulfides) yielded only 33% in 96 hours.  Although not definitive, these results suggest that Cecil R mineralization might be heap-leachable in a similar manner to Briggs Mine ores currently being processed.

Atna has begun column-leach testing of reverse-circulation drill sample composites at its Briggs Mine laboratory.  Ten composite samples from the 2009 drilling have been selected and will be leached for approximately 90 days.  The composites are representative of several types of mineralized material, taking into account the presence of oxide or mixed oxide-sulfide minerals, and the amount of clays.  Results from this new column leach testing remain pending at this time.

1.6	Mineral Resource Estimation

This Technical Report discloses the first-ever NI 43-101 compliant mineral-resource estimate for the Cecil R property.  Mineral resource estimates within this Technical Report were completed by Robert Sandefur, P.E., of CAM.

The estimation database consisted of  results from those 85 drillholes and nearly 30,000 feet of drilling which lie inside and adjacent to the 0.005 opt Au grade shell.  No core drilling has been completed on the property, and channel samples collected in the minor underground workings were not used in resource estimation.

A wireframe grade shell was constructed at 0.005 opt Au.  The 5-foot composites were  capped at 0.140 opt.  Based on the variograms constructed for the deposit, resources were classed as measured if they were within 35 feet of the nearest sample point, as indicated if they are within 71 feet of the nearest sample point, and as inferred if they are within 200 feet of the nearest sample point.

CAM notes that almost every hole within the grade shell intersects above-cutoff- grade mineralization.  There is a significant trend in ore grade as a function of depth below the top of this shell with the higher grade material occupying the upper portion of the grade shell.

A block size of 5 x 5 x 1 feet was used in the estimate.  This small block size in plan was selected to allow more precise following of the undulations in the top of the shell.  The one-foot block size vertically was selected to allow a preliminary assessment of optimum bench height by recombining blocks.

Resources were calculated by inverse distance squared (ID2) with the search radius of 400 x 400x15 feet, with a sector search corresponding to faces of a rectangular solid.  A maximum of six and a minimum of three composites per required for estimation.  Approximately 20 resource estimations were run with different parameters.  All results were quite similar, indicating that the model is robust.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

Blocks were diluted to full bench height except at the top of the shell, where it is assumed that selective mining of overburden relative to mineralized material is possible.  A tonnage factor of 12.7 cubic feet per short ton was used, based on density measurements performed on mineralized material from Cecil R and material from the Briggs Mine.

Table 1-1 displays the new resource estimate at various cut-off grades.

Table 1-1 Resource Estimates at Various Cut0off Grades

Cut-off Grade	Category	Short Tons (x 1,000,000)	Grade (oz/ton Au)	Contained ounces
0.005 oz/ton Au	Measured	1.427	0.017	24,900
	Indicated	4.017	0.016	64,470
	Measured + Indicated *	5.444	0.016	89,370

	Inferred	8.724	0.015	125,820

0.010 oz/ton Au	Measured	0.858	0.024	20,830
	Indicated	2.382	0.022	52,660
	Measured + Indicated *	3.24	0.023	73,490

	Inferred	5.144	0.019	99,390

0.015 oz/ton Au	Measured	0.568	0.03	17,250
	Indicated	1.522	0.028	42,140
	Measured + Indicated *	2.09	0.028	59,390

	Inferred	2.982	0.025	72,840

* totals may not precisely add up, due to rounding

Definitions used in this report are consistent with those adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in December 2005, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 and Form 43-101F1, Standards of Disclosure for Mineral Projects.  The Cecil R Project contains no mineral reserves and the mineral resources reported in this press release have no demonstrated economic viability at this time.  The quantity and grade of reported inferred resources in this estimation are conceptual in nature.  It is uncertain if further exploration will result in discovery of an indicated or measured mineral resource within areas classed as inferred.  No mineral reserves have been defined on the property.  Additional economic, metallurgical, and engineering studies will be required to determine if some or any of the estimated mineral resources may be exploited economically.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

Validation checks indicate that the model is internally consistent.  CAM believes the model is suitable for a Preliminary Economic Assessment (PEA) to determine at what prices the project is economically viable.

1.7	Conclusions

1.
Drilling and surface sampling by several companies has clearly demonstrated that Cecil R contains a remarkably tabular, gently-inclined body of gold mineralization, with gold values usually at a maximum just below the alluvium-saprolite contact, and decreasing at depth.

2.
The tabular mineralized body was probably formed by residual enrichment, and possibly by secondary enrichment, of gold in a weathering horizon derived from underlying fractured and mineralized gneisses, similar to the mineralized gneisses at the nearby Briggs Mine.

3.
Drilling and sampling of the Cecil R drilling is sufficiently representative to estimate measured, indicated and inferred mineral resources.  Some further RC drilling would be needed prior to redefining indicated or inferred resources as measured resources.  Some closely-spaced RC or core drilling would be needed to demonstrate mineable continuity of mineralization, prior to defining mineral reserves.

4.	Preliminary column-leach tests show that some of the gold can be recovered by conventional cyanide leaching; further tests are underway.
5.
Estimation of mineral resources based on the 94 reverse-circulation holes shows a measured and indicated resource containing over 89,000 ounces of gold, at a grade of 0.016 ounces per short ton, at a 0.005 opt Au cut-off grade.

6.
Although low-grade and of modest size, the Cecil R mineralization is of potential economic interest due to its ease of access and its proximity to Atna’s operating Briggs Mine, which exploits similar mineralization.

7.
The extent and quality of the database can be improved by further drilling, by additional bulk-density determinations, by refinement of the topographic base map, and by collection of bulk samples for definitive metallurgical testing.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

1.8	Recommendations

1.
To aid in exploration for similar deposits nearby, geological evidence should be systematically accumulated and evaluated to determine whether the deposit formed hydrothermally in a detachment-fault plane, or by supergene accumulation in a weathering zone.

2.
Because the deposit is low-grade, all future assays should be done to parts-per-billion precision.  Data from assay certificated should be merged into drillhole databases electronically, rather than by the current manual cut-and-paste method.

3.
In order to confirm mineable continuity of mineralization, an L-shaped hole pattern with about 10 holes should be drilled at 20-foot separation, cornered at an average-grade hole with a recoverable collar.  In addition, drilling of 25 to 35 additional reverse-circulation holes is recommended, to close off open margins of the deposit and to increase the drill hole density.  Also, several core holes should be drilled to obtain geotechnical and geological data not available from reverse-circulation chips.

4.	Additional bulk-density determinations should be obtained from drill core and from large exposures such as trenches.
5.	A new topographic base map should be constructed, from dedicated orthophotography.
6.	A Preliminary Economic Assessment of the Cecil R deposit should be carried out, utilizing several alternative scenarios for exploitation. Environmental baseline studies should also be started.
7.
Based on results of column-leach tests currently in progress, bulk samples of excavated mineralization, rather than drill cuttings, should be subjected to further metallurgical tests to optimize gold recovery, granulometry, reagent usage, and process parameters.

8.	The property should be maintained in good standing through payments as specified in the Mining Lease.

A Phase I work program for the remainder of 2010 is recommended, including step-out and infill RC drilling, geotechnical core drilling, further column-leach tests, a Preliminary Economic Assessment, and other components, costing about $1.1 million.  If Phase I is successful, then Phase II costing $1.16 million is recommended for 2011, comprising more metallurgical testing and core drilling, plus a Prefeasibility Study to define mineral reserves.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

2.0	INTRODUCTION

Chlumsky, Armbrust & Meyer LLC (“CAM”), at the request of Atna Resources, Ltd. (“Atna”),  prepared this NI 43-101 Technical Report and mineral resource estimate for the Cecil R Project, Inyo County, California.  This is the first NI-43-101 Technical Report for the property.  This Technical Report discloses mineral resources based on analysis of results from 94 reverse-circulation holes on the Cecil R property.

Atna is the surviving company of a merger in March, 2008 between Atna and Canyon Resources Corporation (“Canyon”), which had performed drilling at Cecil R in 2008 and earlier.  Atna’s (formerly Canyon’s) subsidiary CR Briggs Corporation operates the nearby Briggs gold mine.  References in this report to Atna may be construed as references to Canyon, prior to early 2008, or to CR Briggs Corporation.

CAM’s opinion contained herein is based on information provided to CAM by Atna and verified by CAM, and by CAM’s own independent observations on-site, and CAM's analysis and conclusions.

Fred Barnard, geologist and Qualified Person, who is one of the authors of this report, visited the Cecil R project on February 9 and 10, 2010.  During that time, he visited the mineralized area at Cecil R, reviewed drill chips stored at the nearby Briggs Gold Mine operated by Atna, and discussed geological and sampling protocols with geologist William Stanley, Atna’s Vice President Exploration.  In addition, he visited Atna's nearby Briggs Gold mine, where similar bedrock units and related mineralization are well-exposed.

References to published or substantial unpublished documents are listed in Section 22, References.

2.1	Abbreviations, Symbols and Acronyms

The Imperial system of weights and measures is used exclusively in this report.  All dollar amounts are United States dollars.

Following are lists of abbreviations, symbols and acronyms used in this report.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

Abbreviations and Symbols

Abbreviation / Symbol	Term or Description
Au	gold
opt	troy ounces per short ton
oz	troy ounce
ppb	Parts per billion
ppm	Parts per million
RC	Reverse-circulation drilling
t	short ton of 2,000 pounds
>	Greater than
<	Less than

Acronyms

Acronym	Definition
Atna	Atna Resources, Ltd., a public Canadian company
BLM	U.S. Bureau of Land Management
CAM	Chlumsky, Armbrust & Meyer LLC
NI 43-101	Canadian National Instrument 43-101

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

3.0	RELIANCE ON OTHER EXPERTS

Atna provided a list of mining claims, information about agreements and payment terms for those concessions which are not wholly-owned by Atna, and information about operating and environmental permits.  CAM reviewed the relevant documentation in Atna’s office, and on-line as reported in Section 4.0 of this report, Property Description and Location.  CAM is satisfied that the information provided by Atna is accurate.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Property Location

The Cecil R Property is located in southern Inyo County, California about 50 miles northeast of the town of Ridgecrest, California.  Access from Ridgecrest is via State Highway 178 north through Trona to the ghost-town site of Ballarat, then south 3 miles on gravel roads to the Cecil R project site.  Cecil R lies 6 miles by road north of the Briggs gold mine operated by Atna.  The location is shown in Figures 4-1 and 4-2.

The property is centered near 36° 0’ 20” north latitude and 117° 11’ 50” west longitude.  The drill holes and mineral resource described herein lie entirely with Section 23, Township 22 South, Range 44 East, Mount Diablo Baseline and Meridian.  Most of the property is shown on the Ballarat 1:24,000-scale topographic sheet, while the small area south of 36° N latitude is shown on the Manley Falls sheet.

All land surface within a two-mile radius of Cecil R is public domain land, administered by the U.S.  Bureau of Land Management (“BLM”), with the exception of three patented mining claims in Section 13, and the State of California ownership of Section 16, all in the same township.

During CAM's visit to the property, the location was confirmed by the distinctive topography and roads as depicted on government topographic maps.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

Figure 4-1
Location Map of the Cecil R Property within California

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

Figure 4-2
Topographic Map of the Cecil R Area
Suitcase, Mineral Hill, Jackson, and Briggs are other Atna Gold Properties

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

4.2	Mining Claims

The Cecil R property is part of the contiguous Briggs Mine land package which consists of 287 unpatented federal lode claims, two patented lode mining claims, one patented mill site claim, and 15 unpatented mill site claims.  Claims covering the Cecil R property and mineralization are at the northern end of the Briggs Mine land package (Figure 4-3).

Figure 4-3
Claim Map of the Cecil R and Briggs Properties

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

The Cecil R drilled area and defined mineral resource lie entirely in Section 23.  This report concerns only those claims in Section 23, and some claims in the adjacent Sections 14, 22, and 26 in T22S, R44E, MDBM.  These claims are shown on Table 4-1 and Figure 4-3.  The U.S. Bureau of Land Management (“BLM”) administers both the federal mineral rights and surface within the unpatented claims shown in Figure 4 3.

Figure 4-4
Claim Map of the Cecil R Resource Area in Section 23

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

Mineral rights at the Cecil R project are on unpatented federal lode mining claims.  A total of 27 claims cover the core of the project area, of which 12 claims are subject to a mining lease and a production royalty to private parties.  All the relevant claims are shown on Figure 4-4 and Table 4-1.

Table 4-1
Cecil R Project - Claims

Claim Name	Location Date	BLM Serial Number	Area, acres	Registered owner
PAN 9	28965	CAMC# 28364	20.66	CR Briggs Corp.
PAN 10	28965	CAMC# 28365	20.66	CR Briggs Corp.
PAN 11	28965	CAMC# 28366	20.66	CR Briggs Corp.
PAN 12	28965	CAMC# 28367	20.66	CR Briggs Corp.
PAN 13	28965	CAMC# 28368	20.66	CR Briggs Corp.
PAN 14	28965	CAMC# 28369	20.66	CR Briggs Corp.
PAN 15	28965	CAMC# 28370	20.66	CR Briggs Corp. +
PAN 16	28965	CAMC# 28371	20.66	CR Briggs Corp.
PAN 17	28966	CAMC# 28372	20.66	CR Briggs Corp. +
PAN 18	28966	CAMC# 28373	20.66	CR Briggs Corp.
PAN 19	28966	CAMC# 28374	20.66	CR Briggs Corp. +
PAN 20	28966	CAMC# 28375	20.66	CR Briggs Corp.
PAN 21	28966	CAMC# 28376	20.66	CR Briggs Corp. +
PAN 22	28966	CAMC# 28377	20.66	CR Briggs Corp.
WTL 1	27228	CAMC# 38477	20.66	Kummerfeld, et al.
WTL 2	27228	CAMC# 38476	15.75	Kummerfeld, et al.
WTL 3	27228	CAMC# 38475	20.66	Kummerfeld, et al.
WTL 4	27228	CAMC# 38474	15.78	Kummerfeld, et al.
WTL 5*	27228	CAMC# 38473	2.76	Kummerfeld, et al.
WTL 6	31071	CAMC# 164557	16.25	CR Briggs Corp. +
WTL 7	31071	CAMC# 164558	0.97	CR Briggs Corp. +
WTL 8	31071	CAMC# 164559	16.44	CR Briggs Corp. +
WTL 9	31071	CAMC# 164560	18.62	CR Briggs Corp. +
WTL 10	31071	CAMC# 164561	16.48	CR Briggs Corp. +
WTL 11	31071	CAMC# 164562	20.66	CR Briggs Corp. +
WTL 12	31071	CAMC# 164563	16.9	CR Briggs Corp. +
WTL 13	31071	CAMC# 164564	20.66	CR Briggs Corp.
WTL 14	31071	CAMC# 164565	17.25	CR Briggs Corp.
WTL 22	31071	CAMC# 164573	20.66	CR Briggs Corp.
WTL 23	31071	CAMC# 164574	20.66	CR Briggs Corp.
WTL 24	27229	CAMC# 38466	20.66	Kummerfeld, et al.
WTL 25	27229	CAMC# 38465	20.66	Kummerfeld, et al.
WTL 26	27229	CAMC# 38464	20.66	Kummerfeld, et al.
WTL 27	27229	CAMC# 38463	20.66	Kummerfeld, et al.
WTL 28	27229	CAMC# 38462	19.83	Kummerfeld, et al.
WTL 29	31071	CAMC# 164575	20.66	CR Briggs Corp. +
WTL 30	31071	CAMC# 164576	20.56	CR Briggs Corp. +
WTL 32	31071	CAMC# 164578	20.66	CR Briggs Corp. +
WTL 34	31071	CAMC# 164580	20.66	CR Briggs Corp.
Cecil R #1*	25468	CAMC# 38478	20.66	Kummerfeld, et al.
Cecil R #2	25468	CAMC# 38478	20.66	Kummerfeld, et al.
		TOTAL ACRES	776.73	.

* These claims have been amended since their original location + These claims are partly or wholly within the Area of Interest of the Kummerfeld Mining Lease

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

CAM performed a check of the status of all the claims covering the Cecil R deposit in and around section 23, T22S, R44E and found that all are considered valid by the U.S. Bureau of Land Management.  The claim status was verified on 19 February 2010, on the BLM website (www.geocommunicator.  gov/blmMap/Map.jsp?MAP=MC).

4.3	Kummerfeld Mining Lease

CAM examined the Kummerfeld agreement in Atna’s office in Golden, Colorado, and verified the terms as summarized in this section.

The Cecil R property includes 12 claims held by Kummerfeld, et al. which are subject to a Mining Lease with Option to Purchase.  These claims are subject to a 4% Net Smelter Return (NSR) production royalty on all minerals.  The lessor is CR Briggs Corporation, a wholly-owned subsidiary of Canyon Resources Corporation, which in turn is a wholly-owned subsidiary of Atna.  All of the currently-defined mineral resource lies on these 12 claims.

The lessee is a group of individuals who own fractional interests in the 12 leased claims.  Keith and Pricilla Kummerfeld jointly own 75% interest in the claims, and are the authorized agents for the group.  The remaining seven individuals each own 2.5 to 10 percent of the claims.

The Mining Lease provides for an Area of Interest extending 1,000 feet in all directions from the perimeters of the 12 leased claims.  This Area of Interest includes all or parts of an additional 14 claims, as show on Figure 4-3, which are subject to the same 4% NSR royalty.

Monthly payments of $600 under the Mining Lease are considered advanced royalty payments and therefore are deductible from of production royalty payments due.  The Mining Lease includes an Option to Purchase for a lump sum.  If the option is exercised, the royalty provision is terminated.  The purchase terms under the Kummerfeld agreement are summarized in Table 4-2.

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Table 4-2.
Mining Lease with Option to Purchase Terms

Date of Agreement	1/15/1988
Term	7-years with right-to-extend for an unlimited number of 5-year periods so long as exploration or development or mining is taking place on the claims.
Advanced Royalty Payments	$600.00 payable monthly.
Option to Purchase	$2.5 million (less all payments made prior to exercise of Option)
Termination	Terminate agreement at anytime by giving 60-day written notice.

4.4	Permits

Permits are in place for exploration and development drilling.  Permits for a mining operation will be required prior to commencement of significant earth moving or large-scale mineral processing.  Permits and approvals associated with the Cecil R Property are summarized in Table 4-3.

Table 4-3
Permits and Approvals Associated with Cecil R Property

Permit	Action and Conditions
U.S. Department of the Interior, BLM California Desert District, Ridgecrest Resource Area: #3809(P); CACA-42806	Record of Decision & FONSI – 12/23/2002
Inyo County Planning Department, California Reclamation Plan #2001-1/Conditional Use Permit #2002-03
Approved; reclamation bond CD No.  05052-01248  of $30,000 has been issued by Atna in favor of Inyo County.  This certificate of deposit is the reclamation surety, covering exploration activity for Cecil R project.

California Department of Fish and Game Streambed Alteration Agreement #6-2001-028	Approved; permit extended to 08/01/2012

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Cecil R gold property is located on the western flank of the Panamint Range, Inyo County, California, approximately 50 miles northeast of Ridgecrest, as shown on Figure 4-1.  Access is over paved highway from Ridgecrest through Trona, continuing north from Trona for 18 miles to the Ballarat turnoff.  From the turnoff, the gravel surfaced road goes east 3 miles to Ballarat ghost town, then continues as an improved 2-lane dirt, county road south along the Panamint Range 3 miles to the project site and continuing south to the Briggs mine.  This road is maintained by the Briggs Mine operators.  Access from the main road to the Cecil R drill sites is via unimproved dirt roads.

The project area is in the Death Valley region of California.  The area is characterized by comfortable winter conditions, rarely freezing, and by torrid summer temperatures sometimes exceeding 120° F.  Precipitation averages 3.8 inches annually, with the highest rainfall occurring in winter and early spring.  Annual evaporation averages 150 inches, with all monthly evaporation averages being significantly above monthly precipitation averages.

The site is at the west foot of the rugged, north-south trending Panamint Mountain Range, at a base elevation of 1,200 feet.  The Panamint Range rises quickly from the dry alluvial fans at its foot to several peaks over 7,000 feet in elevation in a distance of four miles (Figure 5-1).  The mountainous areas are sparsely vegetated by local grasses, creosote bush, buckwheat, and cactus, and are cut by deep ravines.  At elevations above 5,000 feet, the mountains locally support sparse juniper and piñon pine.

Figure 5-1
Panamint Mountains and Cecil R
View from the west side of Panamint Valley

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Alluvial fans occur at the mouths of the larger ravines as a result of sporadic flooding.  The fans on the project area extend horizontally more than a mile into the Panamint Valley playa at about 1,040 feet elevation.  The playa is a barren alkali lake bed occasionally covered with a thin sheet of water during the spring rains or as a consequence of rare flash-flood runoff.

The property is remote and has limited infrastructure.  There is no power or telephone service at or near the property.  The nearest power source is the Briggs Mine where power is generated on-site by means of a 3-megawatt diesel generator station.  At the Briggs Mine, telephone service is maintained by microwave transmission, and internet service is provided by satellite service.  No commercial services of any kind are available closer than Trona, which is 25 miles distant from Cecil R by road.

Heavy equipment mechanical support is available 50 miles to the southwest in the town of Ridgecrest, with a population of about 25,000, or from the Briggs Mine where current employment is approximately 100 people.  Limited facilities are available at the small town of Trona, about halfway between Cecil R and Ridgecrest.  The nearby ghost town of Ballarat has a few occasional part-time residents, but no public services of any kind, nor telephones.

All water for drilling activities is sourced at the production wells located near the Briggs Mine.  The water is of poor quality, containing a high level of dissolved sodium chloride, and a small water treatment plant utilizing reverse osmosis is used to provide potable water.

There is abundant unoccupied land on and adjacent to the Cecil R property for any future mining operations, tailings storage areas, disposal areas, heap leach pads, and processing plant sites.

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6.0	HISTORY

The history of exploration and mining at the Cecil R property is summarized on Table 6 1 and is discussed in further detail below.

Table 6-1
Exploration History of the Briggs Mine

Year	Organization	Activity
1900-1941	Numerous claimants and lessees	Underground drift, minor stoping and production
1974	J. J. Crawford	Surface reconnaissance examination
1975	Homestake Mining	CR-1 to CR-3; 470 ft. (Rotary)
1978	Inspiration Development Co.	CRD-01 to CRD-10, CRD-12 to CRD-13, CRD-15 to CRD-16, CRD-18, CRD-21, CRD-25 to CRD-26 (RC)
1980-85	Resource Associates of Alaska (NERCO)	Mapping & surface sampling
1986	Camindex	Surface and underground mapping & sampling
1988	Billiton Minerals	Surface exploration – no drilling
1991	Canyon Resources Corp.	CRCR-01 to CRCR-25, CRCR-28 to CRCR-30 (RC)
2006	Canyon Resources Corp.	R-62 through R-67 (RC)
2007-2008	Canyon Resources Corp	CR07-001 to CR07-012, CR08-013 to CR08-015 (RC)
2009	Atna Resources Ltd.	CR09-016 to CR09-038 (RC)

The only known mineral production from the property was a small amount of poorly-documented pre-1950 production from hand-dug underground workings.

6.1	Pre-1970 History

Gold was discovered in the early 1890's on the western side of the Panamint Mountain Range.  The Radcliff Mine was founded in Pleasant Canyon in May, 1896 and created the need for a mining camp and supply center.  A camp was established at Post Office Spring (one of the area's only sources of potable water) and was later relocated about a quarter mile to the north, where the town of Ballarat, California was officially organized in July, 1897.  At its peak from 1897 to 1903, Ballarat was a "boom town", serving as the supply center for the Radcliff Mine and other mines in the Telescope District, reaching a population of 400 to 500 people.  Ballarat's decline began in 1903, when the Radcliff Mine facilities were destroyed by a flash flood, and operations ceased.  By September 1917, the post office closed and the once-busy community of Ballarat soon became a ghost town.

No historical information was found on the Cecil R property (4 miles south of Ballarat) until spring of 1916 when the property first appears to be documented by the California Bureau of Mines and Geology in its field work for the 15th Annual Report of the State Mineralogist (1917).  In the spring of 1916 when the Bureau of Mines and Geology visited the property, the mine was idle and development was limited to three tunnels.  The property owner was the Cecil R Mining Company of Los Angles, California, and there was no recorded production.  The remains of a stamp mill are visible near the Panamint Valley road in Section 22, downhill from Cecil R, likely having treated ore from the Cecil R area.

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In 1932, the property once again is mentioned in the 28th Annual Report of the State Mineralogist.  By then, a number of additional adits had been developed and the property was being worked by two men who were hand-sorting gold ore for shipment to a mill in Randsburg, California.  The property was then owned by Edward Hague of Long Beach and M.  J.  Sherlock of Trona, California and was under lease by Luella O’Keefe of Los Angles, California.

The same owners once again leased the property out in the 1940 and 1941 to G. C. Priest and R. L. Glassbrook, who shipped ore to mills in Tropico and Randsburg, California.  The last recorded production came from the period 1940 to 1941 and amounted to 1,200 tons yielding approximately $23,000.

Most gold mines in the U.S. were closed by government order in 1942.  After the Second World War, the gold price remained fixed by law at $35 per ounce, while mine operating costs escalated greatly.  Therefore, interest in gold mining waned.  No exploration, development, or production is known to have occurred at the Cecil R property from 1941 until the mid-1970s.

6.2	History from 1970 to 1990

Starting in 1970, the gold price increased gradually, reaching $100 per ounce by 1973, and eliciting considerable interest in gold exploration.

In 1974, J.J. Crawford, Geologic Engineer, visited the property at the request of Bill McNulty of Montana.  At that time there were 11 old adits on the property with a number of small stopes, raises and backfilled drifts.  Crawford recommended additional surface exploration and drilling to define the zone of mineralization.  However no additional work was completed.

In 1975, Homestake Mining Company acquired an option on the property and drilled three rotary holes totaling 470 feet.  This work was part of a broader evaluation of the western Panamint Range Homestake began in the early 1970s.

Inspiration Development Company leased the Cecil R property in 1978 and conducted a shallow 18-hole reverse circulation (“RC”) rotary drill program.  Total footage for the program was 3,160 feet, focused on the area surrounding the old workings and the alluvium-covered area to the south of the Cecil R mine proper.

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In 1978, Resource Associates of Alaska, Inc.  (“RAA”) began work in the district, staking a large block of unpatented lode claims near the Briggs Mine and Cecil R property.  In 1979, RAA optioned the John Briggs Property and commenced a more detailed look at the district, but undertook no drilling.

In 1986, consulting geologist Paul A. Lindberg completed a detailed assessment of the Cecil R property in 1986 for Camindex Mines Ltd. of Toronto.  In the 1986 work, Lindberg completed surface and underground mapping and sampling that defined a shallowly dipping mineralized zone with potential to be an open pit gold target.  Lindberg’s report is in Atna’s possession.

In 1988, Billiton Minerals leased the Cecil R property from the property owner Mr.  Kummerfeld.  This was then assigned to Camindex Mines, who in turn assigned the agreement to First Sierra Gold, who in turn assigned the agreement to Addwest Minerals.  Addwest was subsequently purchased by CR Briggs Corporation (a subsidiary of Atna Resources, Ltd.’s U.S. company Canyon Resources Corporation).  No drilling was conducted on the property by Billiton Minerals, Camindex, First Sierra Gold, or Addwest.

6.3	History from 1990 to present

Canyon Resources and its predecessor Addwest conducted various surface exploration programs on the property and in 1991 Canyon completed a 28 hole RC drilling program.  Twenty-two of Canyon’s initial drill holes were drilled in the immediate vicinity of the Cecil R workings and expanded the mineral zone significantly to the south and west of the old workings.  Additionally, 3 holes were drilled a mile to the south along the Suitcase Mine access road and 3 holes were drilled a mile to the north.  Canyon’s initial drilling program totaled 11,630 feet with 9,595 feet drilled in the vicinity of the resource described in this Technical Report.

From 1991, through 2005, the project lay idle while the Briggs Mine was developed, mined and depleted by Canyon Resources.  In 2006, Canyon drilled 6 RC holes totaling 2,030 feet within the previously identified mineralized area.  Canyon returned for another round of drilling in late-2007 and early-2008 completing an additional 16 RC holes (including one lost prior to planned depth and re-drilled), in and adjacent to the zone of mineralization.  The 2007-08 program included 4,700 feet of RC drilling.

In 2009, after Atna’s merger with Canyon in 2008, Atna drilled an additional 23 RC drill holes designed to expand the zone to the south and in-fill a few areas of sparse drill hole density in the interior of the mineralized zone.  A total of 8,070 feet of drilling was completed in the 2009 drilling effort.

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6.4	Resource and Reserve History

No prior NI 43-101-compliant resource or reserve study has been completed on the Cecil R property.  Before Canyon Resources’ 1989 acquisition of Addwest Gold, James Askew Associates was contracted by Addwest to prepare a valuation of the Briggs and Cecil R projects.  As part of the valuation, Askew estimated the “In-situ Geological Resource” at a 0.020 oz/ton Au cut-off to be 580,500 tons grading 0.065 oz/ton Au containing 37,600 ounces of gold.  It should be noted that the preceding resource estimate is historical in nature and as such is based on prior data and reports prepared by previous operators.  The historical estimate should not be relied upon and there can be no assurance that any of the historical resources, in whole or in part, will ever become economically viable.

The resources developed and reported in this Technical Report represent the first NI 43-101 compliant statement of resources completed for the property.

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7.0	GEOLOGICAL SETTING

7.1	Regional Geology

The Panamint Range is situated in the southwestern portion of the Basin and Range geologic province.  It is an 80-mile-long, north-south-trending horst, flanked by down-dropped, alluvium-filled graben valleys; Death Valley on the east and the Panamint Valley on the west.  The range averages about 15 miles wide.

The southern Panamint Range is described by Johnson (1957) and various publications by Miller (1985 to 1988).  A variety of rock types, ranging in age from Precambrian to Quaternary are exposed in the Panamint Range, as shown in Table 7 1 and Figure 7-1.

Table 7-1 Stratigraphic Column of the Panamint Range.

AGE	LITHOLOGY			THICKNESS, ft
QUATERNARY		Younger Alluvium*	sediments of Panamint Lake	0-2,000+
QUATERNARY & TERTIARY		Older Alluvium*
	monolithologic “slide breccia”			500+
	Mafic volcanic rocks			1,000+
angular unconformity (with saprolite*)
MESOZOIC	Granitic Intrusives (Jurassic)			—
	volcanic and sedimentary rocks (Triassic)			5,000+
angular unconformity
PALEOZOIC	Anvil Spring Formation (Permian)			4,000+
	Lotus Formation (Cambrian)			4,800+
	Zabriskie Quartzite (Cambrian)			100-150
	Wood Canyon Formation (Cambrian)			2,000+
	Stirling Quartzite			1,200
YOUNGER PROTEROZOIC
	Johnnie Formation			2,000-2,500
	Noonday Dolomite			1,000
	Pahrump Group	Kingston Peak Formation (possibly glacial tillite in part)		1,000
		Becks Spring Dolomite		300
		Crystal Spring Formation angular unconformity		1,000
OLDER PROTEROZOIC	quartz monzonite intrusive			—
	Gneiss* (quartzo-feldspathic gneiss and amphibolitic gneiss)	World Beater Complex (high-grade gneiss and intrusives)		—
Only the starred* units occur in the vicinity of the Cecil R deposit.

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Figure 7-1
Geologic Map of the Panamint Range and Surroundings

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The Older Proterozoic gneiss was dated at 1,720 to 1,750 million years by U/Pb dating of zircon from siliceous gneiss in the Telescope Peak area, northeast of Cecil R.  The gneiss has been affected by at least two major episodes of folding: an older isoclinal event with near-horizontal axial planes, and a second folding that produced northwest trending axial fold planes.  In the central part of the Panamint Range, where the gneiss has been intruded by a 1.35 billion-year-old quartz monzonite, and has been metamorphosed to sillimanite grade and migmatized, it is referred to as the World Beater Complex (Figure 7-1).

Metamorphism has obliterated original rock textures within the gneiss, but because of its highly siliceous nature, the original rock types in the gneiss were probably sandstone and arkose, with intrusive dikes and sills of basaltic (gabbroic) composition, although some of these bodies may have been lenses of shale or silt which were metamorphosed to amphibolitic gneiss.  Larger masses could have been basaltic lava flows.

A conformable series of Upper Proterozoic and Paleozoic marine sedimentary rocks, totaling over 15,000 feet in thickness, overlies the gneiss.  None of the marine rocks are known to occur in or near the Cecil R mineralized area.

Mesozoic sedimentary and volcanic rocks occur south and east of Cecil R, but not nearby.

Granitic to dioritic calc-alkalic intrusions were emplaced in the Panamint Range during Mesozoic (Jurassic-Cretaceous) time.  The compressive intrusive and tectonic activity generated low-angle thrust faults which were preferentially located in the amphibolitic gneisses, especially along their micaceous contacts.  Base-metal and minor gold-silver-bearing veins are associated with the intrusive bodies north and east of Briggs (Panamint City district, etc).  The Mesozoic plutons do not occur within the Cecil R mineralized area, but they do occur near the Briggs Mine to the south.

Metamorphism of probable Mesozoic age generally increases toward the northwest, where the rocks are almandine-amphibolite facies (biotite, muscovite).  There is some development of calc-silicate skarn (diopside, epidote, clinozoisite, sphene) in carbonate-bearing rocks in the vicinity of Mesozoic intrusives.

Cenozoic rocks in the Panamint Range are mainly confined to the margins, where alluvial-fan deposits (fanglomerates) of at least two ages occur, locally interbedded with stream and lake deposits.  These are locally underlain by a very peculiar breccia sheet, composed entirely of tightly-packed fragments of Noonday Dolomite, in a carbonate matrix.  This was mapped by Johnson (1957) as “monolithologic breccia”, and by Miller (1985) as ‘slide breccia”.  Its origin is uncertain, and it does not occur near Cecil R.

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The Cenozoic structural history is complex, and still somewhat controversial.  During the Tertiary Period and extending into the present time, the Panamint Range underwent a period of extensional tectonic activity.  Extensional tectonics along the western flank of the Panamint Range, associated with the development of the Basin and Range topography, produced a profusion of normal faults, resulting in the extreme relief of the range.  The associated range front faulting down-dropped the Panamint Valley to the west and Death Valley to the east relative to the Panamint Range itself.

It appears that several episodes of extension and uplift occurred.  This is evidenced by perched Tertiary alluvium located far above the current valley floor, and the deeply incised alluvium that overlies the Cecil R mineralization.  The rapid uplift of the Panamint Mountains created an ideal environment for development of low-angle normal fault zones (detachment) along new and preexisting zones of structural weakness within the range.  These are particularly evident at the Briggs Mine to the south, where a detachment surface is well exposed in the Briggs Main pit wall and brings unaltered, unmineralized Precambrian gneiss and Mesozoic intrusions over the ore deposit being exploited at the mine.

Published mapping (Johnson, 1957) shows the western margin of the southern part of the Panamint Range to comprise a fractured zone referred to as the “Older Panamint Valley Fault Zone”.  The Briggs gold mine and Cecil R are located within this zone.

During part of Pleistocene time, Panamint Lake occupied the Panamint valley, reaching a surface elevation of at least 1,900 feet above sea level.  Faint wave-cut terraces occur between 1,200 and 1,900 feet elevation on the west flank of the Panamint Range.  The lake was freshwater, fed by streams originating in the Sierra Nevada when that range was clothed in glaciers.  The inlet stream from the China Lake area entered at the south end of the valley, and exited nearby, flowing over what is now Wingate Pass into Death Valley, where a similar lake existed, Lake Manley.

7.2	Property Geology

In the vicinity of the Cecil R project, only the oldest and the youngest rocks are exposed, as indicated on Table 7-1 and Figure 7-1.  In contrast to the Briggs Mine to the south, no Mesozoic intrusions are exposed in the vicinity of Cecil R.  Geology of the core Cecil R area is shown on Figure 7-2; all of Figure 7-2 lies within Section 23, T 22 S, R 44 E, and all is covered by claims controlled by Atna.

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Explanation
dumps
Quat. alluvium
Tertiary ? alluvium
quartz & jasper float
saprolite
gneiss, quartz-feldspar
gneiss, amphibolitic
N
limit of drilled area
limit of drilled area
5000
5500
6000
6500
7000
36800
36000
35200
34400
33600
500
250
0
500
1,000
Feet

Figure 7-2
Geologic Map of the Cecil R Deposit

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The great majority of the Cecil R property is covered by thin to thick Quaternary and late Tertiary fanglomerates.  Gneisses are exposed on the east edge of Cecil R, and in the westward- draining arroyos which cross the property.  Figure 7-3 looks to the southwest from near drill hole CRCR-24, toward the south edge of the deposit, showing fresh gneiss and the weathering zone beneath fanglomerates.

Figure 7-3
Gneiss and Weathered Zone Exposed in
Arroyo Bottoms beneath Fanglomerate Cover

7.2.1	Precambrian Gneiss

The oldest rocks at Cecil R are a package of foliated Precambrian metamorphic rocks consisting predominantly of siliceous and quartzo-feldspathic gneisses, interwoven with irregular-shaped bodies of amphibolitic gneiss (Figures 7 4 and 7-5).  The lighter-colored gneisses range in composition from highly siliceous (metaquartzites), to quartzo-feldspathic gneiss with varying amounts of biotite and amphibole.  Beds and bodies of amphibole-rich gneiss, varying up to more than 90% mafic minerals, occur as conformable masses from a few feet to hundreds of feet long.

The siliceous gneiss (quartzo-feldspathic gneiss) consists predominantly of strained and crushed quartz, and has variable white mica and feldspar contents.  In the area of the Cecil R property, it often contains over 80% quartz, with subordinate muscovite.  Foliation tends to dip at shallow to moderate angles to the west, but becomes dramatically steeper near fold noses.  Foliation is best developed adjacent to bodies of amphibolite or where muscovite becomes more prevalent.

During high temperature Precambrian shear-metamorphism, the mafic and siliceous rocks types reacted, forming hybrid products at various stages of reaction.  The centers of the mafic bodies were transformed to amphibolite while the sheared and strongly foliated margins were altered to a chlorite-carbonate rock.  Original rock textures were completely obliterated by recrystallization as a result of the regional metamorphic event and tight, isoclinal folding further removed all remnant textures.  Figure 7-5 displays a boudin of amphibolite within the strongly foliated quartzo-feldspathic gneiss.

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Figure 7-4	Figure 7-5
Quartzo-feldspathic Gneiss	Boudin of Amphibolites in Quartzo-feldspathic Gneiss

In thin section (Lindberg, 1986), all gneisses show abundant evidence of strain and cataclasis.  They are locally argillized (quartzo-feldspathic) or chloritized (amphibolitic), due to some combination of hydrothermal and supergene (weathering) processes.  As described in Section 9, they are locally cut by quartz-pyrite veinlets.

7.2.2	Weathering Profile

The gneiss is weathered near surface, grading from very solid rock exposed in the bottoms of washes (Figures 7-4 and 7-5) to soft, semi-plastic material at the abrupt contact with the overlying fanglomerates.  In this report, the term “saprolite” is used to indicate the highly-weathered, clay-rich residuum formed by weathering of the subjacent gneiss.  The saprolite retains some degree of gneissic texture and mineralogy, but is locally collapsed to such an extent that has lost its original texture.

Figure 7-6 (below) shows fanglomerate at the top, with about 3 feet of limonitic saprolite beneath, and foliated grey weathered gneiss at the base.  The abrupt contacts at the top and bottom of saprolite, and the presence of numerous residual gneiss fragments in the saprolite and weathered gneiss, could easily be interpreted as a planar fault breccia, rather than a weathering horizon.  However, in Figure 7-7, a thickness of about 8 feet of nearly structureless saprolite lies beneath fanglomerates.  At this (and many other) exposures, there is little similarity with a fault plane.

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Figure 7-6	Figure 7-8	Figure 7-7
Weathered Gneiss and Saprolite, Fanglomerate (top)	Fanglomerate Exposure	Thick Saprolite beneath Fanglomerates

7.2.3	Cenozoic alluvium

The surface at Cecil R is almost entirely covered by a veneer of Tertiary and/or Quaternary fanglomerates derived from the adjacent Panamint Range.  They are poorly-sorted and poorly-bedded, and are composed of clast-supported sands, gravels, and conglomerates.  They are typical of the fanglomerates (alluvial-fan conglomerates) common on the margins of desert mountain ranges in the southwestern U.S. and elsewhere.  Figure 7-8 shows a typical exposure in the walls of an arroyo on the property.

There appears to be a gradation in age and degree of induration of the fanglomerates, from partly-indurated, cliff-forming units (e.g.  Figure 7-8) to weakly- or non-indurated fanglomerate capping the slopes (e.g. Figure 7-3).  On the broader scale of the entire west margin of the Panamint Range, some mesas rise more than 500 feet above the valley floor, exposing indurated conglomerates in cliffs (see center of Figure 5-1).  The various types and ages of fanglomerates are doubtless related to relative uplift of the Panamints, beginning somewhere in Tertiary time, and continuing to relatively recent times.

7.2.4	Structure

The gneisses demonstrate generally northeasterly strikes and variable steep dips of foliation, with some local contortions.

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The weathering profile dips decidedly to the west, at approximately 15-20 degrees (see Figure 7-2).  This slope is very slightly greater than the slope of the west front of the mountains, for which reason the weathered horizon becomes more deeply-buried toward the west.

It is difficult to establish a structural dip in the fanglomerates, because that they are poorly-stratified, and because they may have had an initial dip of several degrees to the west during deposition.

North of Cecil R, very young fault scarps cut the young alluvial fans, indicating that uplift of the Panamint Range is still occurring.

7.2.4	Structure

The gneisses demonstrate generally northeasterly strikes and variable steep dips of foliation, with some local contortions.

The weathering profile dips decidedly to the west, at approximately 15-20 degrees (see Figure 7-2).  This slope is very slightly greater than the slope of the west front of the mountains, for which reason the weathered horizon becomes more deeply-buried toward the west.

It is difficult to establish a structural dip in the fanglomerates, because that they are poorly-stratified, and because they may have had an initial dip of several degrees to the west during deposition.

North of Cecil R, very young fault scarps cut the young alluvial fans, indicating  uplift of the Panamint Range is still occurring.

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8.0	DEPOSIT TYPES

As described below in Section 9, gold mineralization at the Cecil R project occurs in a tabular body beneath the base of Cenozoic alluvium.  The host to the higher-grade mineralization is a clay-rich, oxidized zone which grades downward into brecciated and locally quartz stockworked gneiss.  Typically, the gold grades are highest just below the alluvium contact, decreasing irregularly at depth into the gneiss bedrock.

Both the Cecil R and Briggs Mine gold systems are atypical when compared to other major gold systems in the Great Basin.  Most of the major producing gold deposits in the Great Basin fall into two principal categories: sediment hosted Carlin-like systems and volcanic-hosted epithermal systems.  Cecil R and Briggs do not display the normal alteration or trace element mineral assemblages associated with either the Carlin-type systems or the epithermal volcanic hosted systems.  They display low trace element geochemistry and a pronounced lack of zoning along strike or down-dip.

The geometry and location of mineralization could be caused by either of two variant mechanisms, as discussed below.

1.
The detachment-fault model is described in USGS Bulletin 1693 (Cox and Singer, 1986) as model 37b.  The region of southeastern California from Panamint and Death valleys southeast to the ranges bordering the Colorado River in Arizona and California has many documented low-angle faults of great displacements, measured in kilometers to tens of kilometers.  These are generally referred to as gravity-slide faults or detachment faults, and most are of Cenozoic age.  In a number of localities, these faults host low-grade, oxidized gold mineralization within the rubble of the fault zone.  Many of these have been mined for gold.  Examples include Picacho, and Whipple Mountains in California, and Copperstone and Bullard in Arizona.  The detachment model was used by all explorers at Cecil R from the 1970’s until after 2000.

2.
The alternative for Cecil R is the laterite-saprolite gold model, recognized by the USGS (Bliss, 1992, model 38g).  Although modern examples are mainly known from tropical settings, there are examples in Georgia, USA, and fossil examples from times of warmer climates are possible anywhere.  The gold in saprolite is can be derived either by residual concentration from of mineralized bedrock, as the Na, Ca, Mg, and other elements are leached out during weathering, or by chemical remobilization and secondary deposition of gold.  The latter phenomenon, although contrary to the idea of gold as a “noble” metal, is well-documented in many localities world-wide, especially in low-relief stable cratons in tropical or warm-temperate climates, such as Australia, Brazil, Guyana, Venezuela, California during Eocene time, etc.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

The USGS saprolite model is consistent with the relationships observed at Cecil R, except that at Cecil R the laterite and higher horizons were either not developed, or have been subsequently eroded and covered by fanglomerates.  The USGS laterite-saprolite gold model is depicted in Figure 8-1 (from Bliss, 1992, his Figure 32), while Figure 8-2 shows the likely analogy at Cecil R.

Figure 8-1	Figure 8-2
USGS Laterite-Saprolite Gold Model	Model of Eroded and Buried Saprolite, Cecil R

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

Given the very active Cenozoic tectonic history of the Panamint Range, the idea of an ancient (early- to mid-Tertiary) deep weathering profile, and subsequent truncation of that profile by erosion, is readily imaginable.

Figure 8-3
Ferricrete and Saprolite developed beneath Cenozoic Gravels, Cecil R

Figure 8-3 shows a profile exposed in an arroyo wall at the south limit of the Cecil R mineralization.  The ferricrete, truncated by fanglomerates at a mid- to late-Tertiary erosion surface, could be either a gossan derived from sulfides, or a laterite derived from weathering of Fe-bearing rocks nearby (e.g. amphibolites).

The saprolite model is currently used by Atna, and is subscribed to by CAM.  CAM considers it unlikely that a detachment-fault plane would have been so precisely denuded by erosion, that it would have formed a large blanket immediately beneath the fanglomerates.  It is much more likely that a saprolite formed during prolonged weathering episode in Tertiary time could have been engulfed by the fanglomerates following a sudden tectonic or geomorphic event, and thus remained preserved beneath the fanglomerates.  It is even possible that the “Tertiary slide breccia” is a karst breccia developed on the Paleozoic Noonday Dolomite in during a time of prolonged Tertiary weathering.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

Either the detachment or the saprolite origin mechanism could account for the presently-drilled mineralization, thus rendering the choice somewhat academic.  However, exploration for additional mineralized zones nearby would depend to some degree on the selection of which mechanism is favored.

Distinguishing between a saprolite and the weathered and altered rubble in a detachment fault can be difficult.  It is admittedly easier to envision the Cenozoic gravels uniformly covering a weathering profile, than it is to envision a low-angle fault zone being uniformly exhumed and then covered by alluvium.  Evidence for deciding between the two will doubtless come to light as work at Cecil R continues.  The mode or formation of the current mineralized body does not affect the current resource estimation technique, as in any case the mineralized body is tabular.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

9.0	MINERALIZATION

9.1	Setting and Geometry

Gold mineralization at the Cecil R project occurs in two adjacent and related environments as illustrated in Figure 9-1:
•
The principal zone of mineralization occurs along a gently westerly dipping zone of strongly weathered and locally saprolized quartzo-feldspathic gneiss with interfolded amphibolite lenses, directly below Tertiary to Quaternary alluvial cover.

•
A less-important mineralization type is relatively discontinuous, occurring as weak stockworks of quartz-dolomite-pyrite veinlets near low and high-angle structures within the weathered and oxidized quartzo-feldspathic gneiss and amphibolites, below the saprolite.

Figure 9-1
Section 35200 North (looking north; elevations & easting in feet)

The main saprolite gold zone is a tabular zone dipping 10 to 20 degrees to the west.  It ranges up to 150 feet or more thick.  The 0.005 oz/ton gold grade shell closely follows the bedrock surface and its upper surface is often coincident with the contact between the overlying alluvium and the deeply weathered saprolitic bedrock.  Alluvial cover increases to the west, but the relationship between the mineralization and the base the alluvial cover remains consistent throughout the project area.  To the east, the mineralization is exposed in several deeply incised washes and along the surface where the zone “daylights” through alluvial cover.

Figures 9-2 and 9-3 display perspective views of the main mineralized body, looking east and north, respectively.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

Figure 9-2	Figure 9-3
Perspective view of the Cecil R mineralized zone, looking east	Perspective view of the Cecil R Mineralized zone, looking north

The relationship of mineralization to geologic units and to oxidation is shown in Figures 9-4 and 9-5 below.  Both the illustrated holes are vertical RC holes, generally typical of Cecil R’s geology and mineralization.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

Figure 9-4	Figure 9-4
Diagram of Hole CRCR-06	Diagram of Hole CRCR-10.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

In both holes, the overlying fanglomerates are essentially barren.  In hole CRCR-06, which is hosted in quartzo-feldspathic gneiss, mineralization of interesting grade is largely restricted to oxidized saprolite and the upper portions of the mixed (partly oxidized) gneiss.  Hole CRCR-10 is hosted in amphibolitic gneiss, and shows a similar initial concentration of gold in the same part of the profiles, but also has some values at depth.

9.2	Mineralogy and Geochemistry

In incompletely oxidized portions of the mineralized zone, gold is associated with 1to 3 percent fine- grained disseminated, euhedral pyrite.  Visible gold has not been seen in drill cuttings, although gold must have been occasionally visible to the early miners, at least in crushed and washed samples.  Minor silicification, quartz veining, and local carbonates (dolomite/ankerite) also occur.  Tetrahedrite has been described by previous operators of the property (P.  Lindgren, 1986), but has not been identified in the drilling conducted by Canyon or Atna in recent drilling campaigns and must not be a major ore mineral, since the geochemistry does not support the presence antimony-rich minerals within the mineralized zones.

Canyon Resources conducted trace element analyses on 429 drill hole samples in 1991.  Silver, copper, lead, zinc, molybdenum, arsenic, mercury, antimony, and tungsten were analyzed.  The work showed that gold correlates, from highest to lowest, with molybdenum, mercury, silver, antimony, copper, lead, tungsten, arsenic, and lowest with zinc.  This correlation holds true for those samples greater than 0.01 oz/ton gold.  Table 9-3 summarizes the geochemistry, showing that trace-elements values are low in the gold-bearing zones.  The high gold:silver ratio, especially in higher-grade samples, and the low trace-element values are suggestive of supergene remobilization of gold.

Table 9-3
Geochemistry of Cecil R Drillhole Samples

	Average Content		Element	Correlation Coefficient R
Element	All Samples	> 0.01 opt Au	Pair	All Samples	> 0.01 opt Au
Au	0.002 opt	0.037 opt	Au : Au	1.0000	1.0000
Ag	0.003 opt	0.008 opt	Au : Ag	0.5495	0.5648
Sb	6.9 ppm	12.5 ppm	Au : Sb	0.4194	0.4257
Mo	3.3 ppm	5.7 ppm	Au : Mo	0.6834	0.7539
Hg	0.157 ppm	0.475 ppm	Au : Hg	0.6518	0.7022
Cu	38.9 ppm	58.4 ppm	Au : Cu	0.2660	0.2051
Pb	17.5 ppm	47.5 ppm	Au : Pb	0.2391	0.1553
Zn	52.0 ppm	57.4 ppm	Au : Zn	0.0447	0.0011
As	5.8 ppm	7.5 ppm	Au : As	0.1784	0.2529
W	15.2 ppm	25.4 ppm	Au : W	0.1849	-0.0342

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

Gold mineralization at Cecil R shows a strong correlation with iron oxides.  This is particularly true within the saprolite directly below the Cenozoic fanglomerates.  Pyrite is generally partially or totally oxidized to limonite over much of the rock column drilled, and additional iron oxides may have been derived from weathering of iron-bearing silicate minerals such as amphibole and biotite.

The deep weathering and oxidation may have occurred during a tectonically stable period when substantial rainfall occurred.  The majority of oxidation appears to have occurred prior to extensional Basin and Range tectonics.

No direct evidence of the age of gold mineralization has been noted on the property.  The similarity of mineralization to the Briggs Mine suggests that the initial emplacement of the primary gold mineralization was similar.  No age dates on mineralization have been completed on the Briggs mineral system, but the age can be broadly bracketed by cross-cutting relationships at Briggs; i.e.  slightly younger than the youngest Mesozoic intrusive ages (107-70 Ma) but definitely older than the post-mineral basaltic dike (5.3 Ma) which occurs along a fault at Briggs, and crosscuts mineralized gneiss.

As discussed in Section 8, previous workers at the Cecil R property hypothesized that mineralization at the property was controlled by a detachment surface separating Tertiary to Quaternary alluvium and the Precambrian bedrock.  However, current work and interpretation shows no evidence of movement along this surface, as would be required to support this hypothesis.

Gold mineralization appears to have been both mechanically and chemically concentrated within this horizon due to the strong weathering environment prior to deposition of the poorly consolidated gravels which overlie it.

9.3	Exploration Potential

There is some scope for lateral extension of the boundaries of the mineralized grade shell, to the south, west, and north.  Little potential exists to the east, where the mineralized zone daylights, and barren gneiss is exposed.  The lateral extensions should be addressed as part of ongoing economic evaluation of Cecil R.  There is very modest potential for extensions at depth of the low-grade Cecil R mineralization.

Other deposits of similar type may well exist on the west flank of the Panamint Range.  Other than the Briggs Mine, located 4 miles to the south, three other deposits are known in the vicinity of Cecil R: the Suitecase, Mineral Hill, and Jackson prospects, shown on Figure 4-2.  All three are controlled by Atna and none have compliant resources, however relatively small historic resources have been established by earlier operators.  All have similar gneiss-hosted mineralization as Cecil R and Briggs, but they appear to lack saprolite-hosted mineralization, which is also lacking at Briggs, where a detachment fault has been well-documented.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

The Briggs Mine produced over 550,000 ounces of gold from heap leach pads between 1996 and 2004, and is now in production again, since early 2009.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

10.0	EXPLORATION

10.1	Introduction

Exploration at Cecil R began with prospecting prior to 1900, and was eventually followed up by modern company methods.  This resulted in the discovery of the large-tonnage, low-grade gold mineralization which is the subject of this report.

As shown in Table 6-1, modern exploration work at the Cecil R property commenced in the mid-1970s with work by Homestake Mining Company during evaluation of the western Panamint gold prospects.  This work was followed by in 1978 by drilling, underground mapping and sampling by Inspiration Development.  In the mid-1980s Camindex Mines Ltd. conducted property evaluations of the area around Cecil R from 1981 through 1986.  Paul Lindberg conducted the most serious surface geologic evaluation during this period for Camindex with surface and underground geologic mapping and sampling.

Canyon Resources became active in the district in the early 1990s with its acquisition of a number of the gold assets of Addwest Gold which include the Briggs Mine property and the Cecil R prospect.  Canyon conducted drilling campaigns in 1991, 1992, 1997, 2006, and 2007-2008.  After Atna Resources’ merger with and Canyon Resources in 2008, Atna conducted the most recent drilling, in early 2009.

Table 10-1 summarizes the exploration programs carried out on or near the Cecil R zone of gold mineralization.  Drilling results are discussed in Section 11.

Table 10-2
Summary of Modern Exploration Efforts at Cecil R

Company	Year	Comment
Homestake	1976	Rotary Drilling
Inspiration Development	1978	Mapping, Sampling, and RC drilling
Camindex Mines Ltd.	1986	Surface & underground mapping and sampling, no drilling
Canyon-Kennecott JV	1991-1992	Geologic mapping, rock sampling and RC drilling
Canyon Resources	1997	RC drilling
Canyon Resources	2006	RC drilling
Canyon Resources	2007	RC drilling
Canyon Resources	2008	RC drilling
Atna Resources	2009	RC drilling

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

10.2	Pre-1991 Exploration

In 1975, Homestake Mining Company conducted reconnaissance exploration along the western flank of the Panamint Mountains evaluating the district for its open pit gold potential.  Homestake drilled 3 short rotary drill holes in the vicinity of the old underground workings on the property.  Total footage in this program was 470 feet with one hole lost at a depth of only 70 feet.

Inspiration Development Corporation followed Homestake’s effort in 1978 with a more aggressive reverse circulation rotary program, following surface and underground mapping and sampling.  Inspiration drilled 18 holes for a total footage of 3,160 feet.

Camindex Mines, with consultant Paul Lindberg, completed a thorough surface evaluation of the Cecil R property in 1986.  This work included over 200 surface and underground samples, geologic surface mapping, and cyanide leach tests on two bulk samples.  The cyanide leach test were completed on material collected in one of the property’s many short prospect adits as well as a small stockpile of mineralized material adjacent to the old Cecil R mill site.  Camindex did not pursue further exploration of the property after 1986.  Results of the program are well-documented in Lindberg (1986).

10.3	Exploration by Canyon Resources, 1991-2006

After Canyon Resources Corporation acquired Addwest Gold’s Briggs Mine property and other gold assets in 1991, Canyon began development work on the Briggs Mine and exploration along the western flank of the Panamint Mountains.  Work during this period included drilling programs at the Cecil R property in 1991, 1992, 1997, and in 2006.  During this period, Canyon drilled 34 reverse circulation rotary drill holes at the property, with a total footage of 13,715 feet.

10.4	Exploration by Canyon and Atna, 2007-2009

In late 2007 and early 2008, shortly before the finalization of the merger between Atna Resources and Canyon Resources in 2008, Canyon completed a 16-hole infill drilling program in the mineralized area at Cecil R in late-2007 and early-2008.  One hole was lost during this program and was redrilled.  All holes were completed by reverse circulation rotary methods with industry- standard quality control and quality assurance protocols in place.  Total footage in this program was 4,700 feet.

In early-2009, Atna resumed exploration work at Cecil R and completed a round of step-out and infill drilling by reverse circulation.  Atna’s work included 23 additional holes totaling 8,070 feet.  Industry standard sampling, security, quality control, and quality assurance protocols were in place during this round of drilling.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

11.0	DRILLING

A total of 94 drill holes have been completed at the Cecil R property for a total footage of 30,115 feet.  The exploration programs which produced the drilling are described above in Section 10.  All drilling at the property has been completed utilizing reverse circulation rotary, except a small amount by standard rotary drilling.  No core drilling has been completed at Cecil R, and channel samples collected at surface or in old workings were not used in resource estimation.

The drill hole database contains over 7,000 individual drill hole intervals, with 6,990 individual assayed drill hole samples.  A total of 341 intervals were not assayed, as they were zones of alluvial cover or there was no return of sample material during drilling (including holes intersecting old workings).  Table 11-1 summarizes the drilling by year, and Table 11-2 shows collar data for all holes.  Collar locations are shown on Figure 11-1.  All holes are with Section 23, Township 22 South, Range 44 East.
The mineralization is concentrated in a sub-horizontal blanket extending downward from the base of alluvium, through the weathered gneiss zone, and into the top of unweathered gneiss.  For this reason, the great majority of holes were drilled vertically, and only 7 holes exceeded 400 feet in length.  Therefore, no down-hole surveys were undertaken.  Except in the few holes drilled at angles as shallow as 45 degrees, the drill intercepts are believed to represent true thicknesses of in-situ mineralization.

Table 11-1
Summary of Drilling Programs at Cecil R

Hole Numbers	Company	Year	No. of Holes	Total Footage	Type of Drilling
CR-1 through CR-3	Homestake	1976	3	470	Rotary
CRD-01 to CRD-13, CRD-15, CRD-16, CRD-18, CRD-18, CRD-25, & CRD-26	Inspiration Development	1978	18	3,160	Rev. circ.
CRCR-01 through CRCR-23	Canyon	1991	23	9,720	Rev. circ.
CRCR-24 & CRCR-25	Canyon	1992	2	475	Rev. circ.
CRCR-28 through CRCR-30	Canyon	1997	3	1,490	Rev. circ.
R-62 through R-67	Canyon	2006	6	2,030	Rev. circ.
CR07-001A through CR07-012	Canyon	2007	13	4,040	Rev. circ.
CR08-013 through CR08-015	Canyon	2008	3	660	Rev. circ.
CR09-016 through CR09-038	Atna	2009	23	8,070	Rev. circ.
Total			94	30,115

Channel samples collected from arroyo walls and from old tunnels are not included in the resource-estimation database.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

Beginning in 2006, Canyon and later Atna surveyed all the new holes and a significant number of the historic drill hole collars, a total of 88 surveyed collars of the 94 holes in the database.  The survey was undertaken by the Briggs Mine surveyor utilizing a Trimble GPS instrument with a base station established at the Briggs Mine.  The coordinates shown are in feet, based on a local "mine grid" originating near the Briggs Mine, several miles to the south.

Table 11-2.  Drill hole data from Cecil R

Hole ID	Easting (feet)	Northing (feet)	Elevation (feet)	Length (feet)	Comps used*	Azimuth	Dip	Drill Type	Company	Notes
CR-01	6718.277	35372.06	1879.747	70	30	0	-90	Rotary	Homestake	Hit mine workings
CR-02	6439.443	35440.95	1783.994	200	45	0	-90	Rotary	Homestake
CR-03	6498.781	35650.49	1762.418	200	35	0	-90	Rotary	Homestake
CR07-001	6302.647	35378.9	1806.812	80	25	0	-90	RC	Canyon	Lost
CR07-001A	6302.647	35378.9	1806.812	320	95	0	-90	RC	Canyon
CR07-002	5824.653	35200.51	1806.106	320	25	0	-90	RC	Canyon
CR07-003	5509.928	35060.46	1771.362	400	30	0	-90	RC	Canyon
CR07-004	5720.642	35077.62	1785.376	380	50	0	-90	RC	Canyon
CR07-005	5683.253	34903.19	1792.146	400	65	0	-90	RC	Canyon
CR07-006	5695.871	34686.2	1800.123	380	30	0	-90	RC	Canyon
CR07-007	6716.366	34721.64	1951.222	300	190	0	-90	RC	Canyon
CR07-008	7101.258	34767.45	2000.499	200	0	0	-90	RC	Canyon	East of grade shell
CR07-009	7091.457	34767.66	1999.915	360	160	270	-60	RC	Canyon
CR07-010	6532.052	34514.88	1943.01	300	65	0	-90	RC	Canyon
CR07-011	6328.245	34555.07	1914.068	300	100	0	-90	RC	Canyon
CR07-012	6311.773	34746.47	1903.608	300	50	0	-90	RC	Canyon
CR08-013	6449.945	35214.35	1803.402	200	165	0	-90	RC	Canyon
CR08-014	6092.73	35620.76	1736.878	220	40	0	-90	RC	Canyon
CR08-015	5942.112	35732.86	1711.868	240	50	0	-90	RC	Canyon
CR09-016	5943.868	34269.86	1716.681	300	25	0	-90	RC	Atna
CR09-017	5669.029	34310.85	1686.191	250	55	0	-90	RC	Atna
CR09-018	6100.159	34538.34	1883.066	360	110	0	-90	RC	Atna
CR09-019	7007.307	33857.2	2017.329	265	10	0	-90	RC	Atna
CR09-020	6734.602	33902.78	1975.125	300	75	0	-90	RC	Atna
CR09-021	6735.088	33907.65	1975.359	285	110	1	-60	RC	Atna
CR09-022	6724.596	33884.24	1974.269	300	75	181	-60	RC	Atna
CR09-023	6485.986	33830.04	1941.249	245	25	0	-90	RC	Atna
CR09-024	6486.07	33833.73	1940.951	265	60	181	-60	RC	Atna
CR09-025	6495.78	33855.86	1941.338	300	10	1	-60	RC	Atna
CR09-026	6040.246	33949.56	1882.819	350	35	0	-90	RC	Atna
CR09-027	6040.451	33953.44	1883.042	400	70	1	-60	RC	Atna
CR09-028	6037.835	33922.05	1883.525	400	135	181	-60	RC	Atna
CR09-029	5627.345	33917.87	1844.746	400	15	0	-90	RC	Atna
CR09-030	5378.681	33994.36	1833.406	450	0	0	-90	RC	Atna	West of grade shell
CR09-031	6334.545	34543.41	1914.33	400	95	180	-50	RC	Atna
CR09-032	6193.899	34976.78	1871.442	400	110	0	-90	RC	Atna

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

Table 11-2.  Drill hole data from Cecil R

Hole ID	Easting (feet)	Northing (feet)	Elevation (feet)	Length (feet)	Comps used*	Azimuth	Dip	Drill Type	Company	Notes
CR09-033	6462.64	35010.02	1897.865	400	180	0	-90	RC	Atna
CR09-034	6675.939	34612.42	1952.798	400	30	0	-90	RC	Atna
CR09-035	5943.154	34647.15	1851.279	400	40	0	-90	RC	Atna
CR09-036	5949.424	35061.34	1828.829	400	45	0	-90	RC	Atna
CR09-037	6961.622	34724.01	1980.849	400	150	0	-50	RC	Atna
CR09-038	6648.98	34524.83	1953.285	400	55	180	-60	RC	Atna
CRCR-01	6691.641	35240.62	1861.34	580	160	90	-60	RC	Canyon
CRCR-02	6447.844	35635.57	1758.846	620	155	102	-45	RC	Canyon
CRCR-03	6539.851	35126.6	1817.849	460	75	90	-60	RC	Canyon
CRCR-04	6281.627	35154.35	1867.396	480	150	0	-90	RC	Canyon
CRCR-05	6039.139	35295.32	1820.588	400	105	0	-90	RC	Canyon
CRCR-06	6404.328	35459.79	1778.406	400	65	0	-90	RC	Canyon
CRCR-07	6069.57	35033.32	1848.276	400	100	0	-90	RC	Canyon
CRCR-08	6315.095	34934.3	1888.572	400	185	0	-90	RC	Canyon
CRCR-09	6522.009	34912.32	1918.568	360	155	0	-90	RC	Canyon
CRCR-10	6824.408	34789.46	1956.495	400	135	0	-90	RC	Canyon
CRCR-11	6956.256	34337.22	1942.189	500	105	0	-90	RC	Canyon
CRCR-12	6731.479	34396.71	1939.084	445	60	0	-90	RC	Canyon
CRCR-13	6465.843	34615.86	1933.891	500	60	0	-90	RC	Canyon
CRCR-14	5834.005	35866.08	1690.392	510	50	0	-90	RC	Canyon
CRCR-15	5538.194	36044.77	1632.881	375	10	0	-90	RC	Canyon
CRCR-16	5914.99	34903.01	1838.042	450	65	0	-90	RC	Canyon
CRCR-17	6114.182	34550.32	1885.254	460	50	0	-90	RC	Canyon
CRCR-18	5574.243	34775.72	1792.965	475	20	0	-90	RC	Canyon
CRCR-19	5925.339	36103.4	1671.28	440	10	0	-90	RC	Canyon
CRCR-20	5149.091	36106.19	1592.393	520	0	0	-90	RC	Canyon	NW of grade shell
CRCR-21	5710	38869	1760	85	0	0	-90	RC	Canyon	North of grade shell
CRCR-22	5710	37869	1740	255	0	0	-90	RC	Canyon	North of grade shell
CRCR-23	5710	38869	1760	205	0	0	-90	RC	Canyon	North of grade shell
CRCR-24	6095.49	34519.67	1882.008	270	55	0	-90	RC	Canyon
CRCR-25	6731.479	34396.71	1939.084	150	60	0	-90	RC	Canyon
CRCR-28	5561	33221	1860	500	0	0	-90	RC	Canyon	South of grade shell
CRCR-29	5908	32429	1985	490	0	0	-90	RC	Canyon	South of grade shell
CRCR-30	6319	31992	2045	500	0	0	-90	RC	Canyon	South of grade shell
CRD-01	6430.478	35824.58	1768.266	150	60	0	-90	RC	Inspiration
CRD-02	6558.874	35820.24	1801.839	150	130	0	-90	RC	Inspiration
CRD-03	6483.137	35606.07	1764.101	150	130	0	-90	RC	Inspiration
CRD-04	6309.353	35563.35	1764.199	150	35	0	-90	RC	Inspiration
CRD-05	6519.26	35337.29	1834.74	160	105	0	-90	RC	Inspiration
CRD-06	6605.955	35303.44	1844.379	200	170	0	-90	RC	Inspiration
CRD-07	6734.186	35286.41	1867.693	200	180	0	-90	RC	Inspiration
CRD-08	6874.886	35191.39	1910.377	150	95	0	-90	RC	Inspiration
CRD-09	6651.411	35185.69	1863.443	200	145	0	-90	RC	Inspiration

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

Table 11-2.  Drill hole data from Cecil R

Hole ID	Easting (feet)	Northing (feet)	Elevation (feet)	Length (feet)	Comps used*	Azimuth	Dip	Drill Type	Company	Notes
CRD-10	6749.126	35217.88	1873.293	200	165	0	-90	RC	Inspiration
CRD-12	6532.301	35140.64	1816.079	150	70	0	-90	RC	Inspiration
CRD-13	6710.343	35073.62	1836.998	150	140	0	-90	RC	Inspiration
CRD-15	7153.969	35037.25	1971.687	200	0	0	-90	RC	Inspiration	East of grade shell
CRD-16	6537.911	34970.85	1914.109	200	95	0	-90	RC	Inspiration
CRD-18	6637.778	34806.49	1938.957	200	90	0	-90	RC	Inspiration
CRD-21	6841.157	34613.48	1972.625	200	45	0	-90	RC	Inspiration
CRD-25	7044.487	34447.03	2003.513	200	165	0	-90	RC	Inspiration
CRD-26	6264.725	35959.78	1708.05	150	5	0	-90	RC	Inspiration
R-62	6349.642	35059.83	1882.515	425	145	0	-90	RC	Canyon
R-63	6060.126	35148.19	1836.449	355	65	0	-90	RC	Canyon
R-64	5920.467	35157.08	1818.559	355	35	0	-90	RC	Canyon
R-65	6078.377	34854.22	1866.351	325	115	0	-90	RC	Canyon
R-66	6170.108	34665.79	1890.195	315	125	0	-90	RC	Canyon
R-67	6566.201	34723.33	1938.563	255	85	0	-90	RC	Canyon
TOTALS:				30,060	6,990
* “comps used” indicates number of assayed composites used in resource estimation

Figure 11-1 shows the locations of drillholes.  It also shows the surface projection of the 0.005 opt Au grade shell.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

Figure 11-1
Drillhole Location Map – Cecil R Project
(Red outline is limit of Block Model)

The drilling at Cecil R was successful in describing a sub-horizontal blanket of low-grade gold mineralization in the upper, weathered, portions of the gneiss underlying the Cenozoic gravels on the property.  Less continuous gold mineralization also was encountered beneath the strongly weathered zones within the blanket-like zone of gold mineralization.

Some further RC drilling would be needed prior to redefining indicated or inferred resources as measured resources.  In addition some closely-spaced RC or core drilling would be needed to demonstrate mineable continuity of mineralization, prior to defining mineral reserves.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

12.0	SAMPLING METHOD AND APPROACH

The database used in resource estimation at Cecil R is derived exclusively from the 94 reverse-circulation and rotary drill holes completed since 1976 , as described in Section 11 of this report.  No core drilling has been completed on the property, and channel samples collected in the minor underground workings were not used in resource estimation.

12.1	Sampling Campaigns

Historic (pre-2000) RC sampling was collected mainly on 5-foot increments, but it is not known if the drilling was conducted dry or wet , what type of sample splits were made at the drill site, or who supervised the sampling.  No records are available to Atna or CAM regarding sample collection procedures, or splitting or storage protocols, which is fairly typical of pre-2000 documentation.

Drill samples during the 2006, 2007-08, and 2009 programs were collected by the drilling contractor’s personnel dedicated to collecting the sample and placing washed cuttings into the chip trays under the supervision of a qualified geologist.  All drilling was conducted using water injection; therefore, a wet rotary splitter was utilized to reduce assay sample size to a nominal 10 pound sample-size.  The wet splitter was set up to collect two samples for each 5-foot drill run.  One sample was shipped to the analytical lab and the other sample was retained as a duplicate.  Two 5-gallon plastic buckets were used to collect both the assay sample and duplicate sample.  Both samples were labeled with the drill hole identification and the footage interval.  The duplicate sample was labeled in the same manner, except it had an added “D” placed on the bag.  Cloth sample bags were utilized and samples were transported daily to the secure Briggs Mine site and allowed to drain for normally one to two days prior to packing and transporting to the laboratory.

The normal sampling procedure of allowing the buckets to over flow from the wet rotary splitter was used.  The heavy sample fraction hopefully settles rapidly enough to prevent the loss of mineralized material and at the same time produce a representative sample.  To test the impact of this industry standard collection procedure, one drill hole was sampled where the entire split was collected into multiple buckets with no overflow.  The fine fraction was then sampled and compared to a normally collected sample.  The results indicated that there was no bias in the normal site procedure of allowing the sample buckets to overflow.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

Results of the earliest sampling campaigns showed that the Cenozoic fanglomerates carry only sporadic gold values, almost always near their base.  The transition from fanglomerate saprolite or gneiss bedrock is usually abrupt, allowing a highly-visible boundary to be identified, although a transition zone of 2 or 3 feet may occur.  The saprolite-gneiss contact is normally gradational from clay-rich, relatively structureless saprolite, through clay-poor weathered gneiss, to oxidized and fractured gneiss, and eventually to relatively solid gneiss.  The more-weathered material immediately beneath the fanglomerate contact tends to be the highest in average grade.  The transitional stages are recognizable in reverse-circulation chips, but the geologists in the various drilling campaigns have used slightly varying terminology.  Visible gold has not been seen in chips, but the degree of weathering, quartz veinlets, and pyrite or oxides after pyrite are general guides to grade.

Homestake's drilling in 1976 consisted of 3 rotary holes, including one hole lost at 70 feet in mine workings.  Drill hole logs with handwritten assay results are in Atna’s possession, but no assay certificates have been recovered, and descriptions of sampling techniques are not available.

Inspiration Development completed 18 RC drill holes at Cecil R in 1978.  Drill holes were sampled on standard 5-foot intervals, logged, and chip boards produced.  Atna does not possess the chip boards or assay certificates, but has in its files copies of the drill hole logs with typed sample numbers and assay results.

In 1991 and 1992, Canyon Resources and its joint venture partner Kennecott Exploration drilled 25 RC holes at Cecil R, with samples collected on 5-foot intervals.  Hackworth Drilling was the drilling contractor for holes CRCR-01 through CRCR-17 and Leach Drilling completed the remaining holes in the program.  Drill samples were collected in 5 gallon plastic buckets from the outlet of the hydraulic wet rotary splitter.  The assay sample split was adjusted to yield samples weighing approximately 10-15 pounds.  Assays sample preparation and analysis were completed by Barringer Laboratories by standard 1 assay-ton fire assay methods.  Atna’s project files include drill hole logs, assay certificates, and chip trays for these holes.

Canyon Resources drilled three additional RC holes in 1997 totaling 1,490 feet.  Sampling was completed on 5-foot intervals.  Drill samples were collected in 5 gallon plastic buckets from the outlet of the hydraulic wet rotary splitter.  The assay sample split was adjusted to yield samples weighing approximately 10-15 pounds.  Assays sample preparation and analysis were completed by Barringer Laboratories by standard 1 assay-ton fire assay methods.  Atna’s project files include all drill logs, assay certificates, and chip trays for these holes.

In 2006 Canyon completed 5 additional RC drill holes at Cecil R.  Drilling was carried out by Harris Drilling and samples were collected utilizing a hydraulic rotary wet splitter on 5-foot intervals.  Samples were collected at the drill site under the supervision of an experienced exploration geologist, accumulated for shipment at the fenced and secure Briggs Mine facility, and shipped in sealed 55 gallon drums to ALS Chemex Labs for gold analysis.  Atna maintains in its project files drill hole logs, assay certificates, pulp samples, and drill chip trays from this program.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

Canyon completed a 16-hole RC drill program at Cecil R in 2007-2008.  Harris Drilling once again was the drilling contractor for this work and utilized an Ingersoll-Rand TH100 drill.  Samples were collected on 5-foot intervals.  Sampling methods were identical to the 2006 program.

In 2009, Atna completed a 23-hole RC program to continue infilling the drill density in the mineralized zone, as well as to extend mineralization to the south.  Eklund Drilling was the drilling contractor for the program and utilized a “buggy” rig for the program.  Samples were collected utilizing a hydraulic rotary wet splitter with individual samples collected on 5-foot intervals.  Duplicate samples were collected every 100 feet as part of the QA-QC protocols.

12.2	Sampling Results

The resulting sample grid at Cecil R, as shown on Figure 11-X, is somewhat irregular but approximates a 100-foot grid over the 80-acre surface area of the grade shell subjected to resource estimation.  The holes averaged only 320 feet in length, with only 4 holes being over 500 feet in length (maximum 620 feet).  All but 13 of the 94 holes are vertical, the inclinations from vertical at collar being 45 degrees in one hole, 40 degrees in two holes, and 30 degrees in ten holes.  No down-holes surveys were undertaken.

The completeness of recovery of the reverse-circulation cuttings cannot be accurately gauged, but it is believed that recoveries were in excess of 90%.

It is believed that reverse-circulation (RC) drilling is an appropriate sampling method for Cecil R.  The Cenozoic alluvium is barren of gold or nearly so; thus the possibility of over-sampling fines and under-sampling boulders is not a serious issue.  Within the saprolite and gneiss, there are not believed to any important differential-sampling issues by reverse-circulation as compared to core drilling.  The gold at Cecil R is very fine, no visible gold having been logged to date, so the nugget effect is not believed to be important (see also Section 14).  Essentially all drill holes within the 0.005 opt Au grade shell intersected mineralization of 0.005 opt Au or higher.

CAM believes that sampling of the Cecil R drilling is sufficiently representative to estimate measured, indicated and inferred mineral resources.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

12.3	Bulk-Density Values

12.3.1	Definitions

In this report, the term “bulk density” (BD) is used to describe what is often referred to as specific gravity (SG), since SG is normally used to describe homogeneous solids such as minerals, rocks, concrete, metals, etc.  BD is the gross density of highly inhomogeneous, often porous, materials such as ores, breccias, and weathered materials.  BD is expressed as weight per volume, in either metric or Imperial units.  SG is always expressed in metric terms, g/cm3 or tonnes/m3.  Either can be expressed as “wet”, with natural in-situ moisture, or “dry”, preferably after oven-drying for 12 hours at 105 C.

12.3.2	Bulk-Density Determinations

Ten large samples were collected at Cecil R by Atna staff specifically for bulk-density determinations.  The samples were from the walls of old exploration adits in the washes within the mineralized area, and had dry weights of 7 to 21 kilograms.  Nine of the samples are described as saprolite derived from weathered and oxidized quartzo-feldspathic gneiss with amphibolitic interbeds.  The other sample (#8) is described as weathered and oxidized but still-solid amphibolite.  The results are shown on Table 12-2.

At the nearby Briggs Mine, which is hosted in gneisses similar to those at Cecil R, the bulk densities of various have been determined and have been used in resource and engineering calculations since 1995.  The model-to-heap reconciliations at Briggs since 1995 are generally good.  These are also shown on Table 12-2, converted from TF (tonnage factor) units of cubic feet per short ton.

As a check on the measured values at Cecil R and Briggs, published dry bulk-density values were compiled for similar geological materials; in this case, from www.simetric.co.uk/si_materials.htm on the internet.  These are also shown on Table 12-2.  The last two rows on the table are densities calculated from the constituent minerals: quartz, plagioclase, hornblende, biotite/muscovite (5% of each rock), and magnetite (1%).

Table 12-2
Bulk Density Data for Cecil R Deposit

rock type	location	method	wet TF ft3/st	dry BD tonnes/m3	dry TF ft3/st
saprolized quartz-feldspar gneiss, N = 9	various adits	immersion	—	2.53 + 0.24 (2 Std Dev’s)	(12.65)
weathered amphibolites, N = 1	Adit E	immersion	—	2.51	(12.75)
gneiss in-situ	Briggs Mine	mining	12.2	(2.58*)	(12.4*)
pit backfill, loose	Briggs Mine	mining	16.5	(1.90*)	(16.8*)

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

Table 12-2
Bulk Density Data for Cecil R Deposit

rock type	location	method	wet TF ft3/st	dry BD tonnes/m3	dry TF ft3/st
granite, solid	—	internet	—	2.69	(11.9)
gravel & sand, natural	—	internet	—	1.65-1.92	( 16.7-19.4 )
quartz-feldspar gneiss, fresh	—	calculated	—	2.67	12.0
amphibolitic gneiss, fresh	—	calculated	—	3.10	10.3
Notes: figures in parentheses are calculated, using the relationship: 32.0/TF = specific gravity = bulk density. * indicates assumed moisture content of 2%

Inspection of the lithologic logs and cross-sections indicates that only 1% to 2% of the mineral resource volume is in the fanglomerates overlying the saprolite and gneiss.  Nearly all is in oxidized and weathered gneiss.  Based on the data in Table 12-2, CAM considers that values of 12.7 dry short tons per cubic yard, and its equivalent of 2.52 tonnes per cubic meter, are reasonable for mineral-resources estimates at this stage of the Cecil R project.  However, improved density data should be acquired from core drilling and/or trenching, prior to defining mineral reserves.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1	Background.

Sample preparation, security, and detailed methods of analysis are not available for the Homestake, Inspiration, and pre-2006 Canyon drilling programs.  These early programs resulted in drilling of only 41 of the 85 drillholes inside the grade shell used to estimate resources in this report.

The companies undertaking the early drilling used standard industry practices of the time, and assays were from major commercial mining laboratories with strong internal QA/QC programs.  There is no reason to suspect the data integrity from these early drill samples, from sample collection at the drill to delivery of the samples to the analytical laboratory.  CAM’s database verification procedures, as described in Section 14, also suggests that the earlier databases are acceptable.

The procedures used by Atna/Canyon after 1997 (i.e.  from 2006 to 2009) basically mirror those used by Atna/Canyon at the nearby Briggs gold mine.  As such, they adhered to high standards, as discussed below.

The laboratories used by Canyon/Atna in the 2006 and later campaigns were all located in Sparks, Nevada: ALS Chemex Laboratories, with duplicate assays, where required, by American Assay Laboratories, during 2006-2008; and Inspectorate America Corporation, during 2009.

13.2	Security

Samples from the Canyon and Atna RC drilling programs at Cecil R were allowed to drain at the drill site for one to two days and then transported to the secure, fenced Briggs Mine compound, 5 miles to the south.  They were accumulated at the Briggs Mine until sufficient samples were collected to ship to the assay laboratory.  In the case of the Canyon drilling, samples were packed in 55 gallon drums with sealed lids and shipped via commercial carrier to the assay laboratory.  Atna accumulated its samples at the Briggs Mine site in pallet boxes for a week or ten days upon which Inspectorate America Corporation (the assay lab) would send its sample truck to transport the samples to the lab.  Inspectorate would take possession of the samples at the Briggs Mine and deliver the pallets of samples to its fenced secure facility in Sparks, Nevada.  Upon arrival at the lab, the samples were logged in, dried, crushed, split, pulverized, and assayed.  Each drill hole was assigned a job number by the laboratory prior to shipping and was included both as a sample shipment transmittal and a tracking number throughout the analytical process.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

All analytical pulps and rejects from the Atna drilling were then returned to the Briggs Mine site for disposal or future use.

13.3	Sample Preparation

13.3.1	ALS Chemex

Canyon utilized ALS Chemex Laboratories, in Sparks Nevada for its sample preparation and analysis from 2006 through 2008.  ALS Chemex is an ISO certified assay laboratory.  The sample-preparation and analytical facilities were reviewed by Canyon’s Qualified Person prior to commencement of the 2006, 2007, and 2008 programs.

Standard specifications for sample preparation are clearly defined and monitored.  The specifications are as follows:
1.
Crushing -Samples are dried at 110–120ºC and crushed with either an oscillating jaw crusher or a roll crusher.  The ALS Chemex QC specification for crushed material is that > 70% of the sample must pass a 2mm (10 mesh) screen (Figure 13-1).

2.	Pulverizing – Greater than 85% of the ring pulverized sample passes through a 75¬micron screen (Tyler 200 mesh).

These characteristics are measured and results reported and logged to verify the quality of sample preparation.  ALS Chemex standard operation procedures requires that at least one sample per day be taken from each sample preparation station.  Measurement of sample preparation quality allows the identification of equipment, operators, and processes that are not operating with specifications.

13.3.2	Inspectorate America

Atna’s 2009 drill program utilized Inspectorate America Corporation of Sparks, Nevada as its principal analytical laboratory.  Inspectorate America Laboratories, an ISO 9002-accredited facility (#37295).  The Inspectorate sample-preparation procedures and specifications are as follow:

Crushing -Samples are dried and crushed with a jaw crusher to 100% minus ¼ inch (~5mm) and then a roll crusher to reduce the sample fragment size to >80% minus 10 mesh (~2mm).  The sample is then passed through a Jones Riffle splitter to produce a 250 to 300 gram homogenized sample split to be pulverized.  The remaining portion of the sample is re-bagged and either discarded or held for client as per the client’s instructions.  Coarse blank material is inserted into the sample stream during primary crushing to insure no cross contamination is occurring in the crushing equipment.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

Pulverizing – The 250 to 300 gram split is then placed in a ring and puck pulverizer.  The material after pulverization is greater than 90% minus 150 mesh.  QA/QC of the grind size is routinely checked for compliance with the specifications.

13.4	Analyses

13.4.1	ALS Chemex Analyses

ALS Chemex is an ISO certified assay laboratory, and analyzed all drill samples utilizing standard one-assay-ton fire-assay techniques with an atomic adsorption finish for low-grade samples (<0.10 oz/ton Au) and gravimetric finish for higher grade samples (those greater than 0.10 oz/ton Au).

 Duplicate assays, where required, were sent to American Assay Laboratories, Sparks, Nevada.  ALS Chemex is registered to ISO 9001:2000 for the “provision of assay and geochemical analytical services” by QMI Management System Registration.  The laboratory facilities were reviewed by Canyon’s  Qualified Person prior to commencement of the 2006, 2007, and 2008 programs.

13.4.2	Inspectorate America Analyses

After pulverization at Inspectorate, samples were sent to the analytical portion of the lab.  All drill samples from the 2009 program were analyzed utilizing standard one assay ton fire assay techniques with an atomic adsorption finish for low-grade samples (<0.10 oz/ton Au) and gravimetric finish for higher grade samples (those greater than 0.10 oz/ton Au).

13.5	Quality Assurance/Quality Control

13.5.1	ALS Chemex QA/QC

ALS Chemex routinely inserts quality-control samples (reference materials, blanks, and duplicates) on each analytical run, the number depending on the rack sizes associated with the method.  The rack size is the number of samples, including the QC samples, included in a batch.  The blank is inserted at the beginning, standards are inserted at random intervals, and duplicates are analyzed at the end of the batch.

13.5.2	Inspectorate America QA/QC

Inspectorate is an ISO 9002 certified laboratory with a strong internal QA/QC program to insure the quality of its analytical work.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

In addition to the sample preparation QA/QC protocol, Inspectorate also inserts into the sample stream a minimum of 1 in 10 standards, duplicates, and blanks.  The results of these standards, duplicates, and blanks are monitored for aberrations outside expected limits and are reported to the clients on analytical certificates.

13.5.3	Atna/Canyon QA/QC

Canyon and Atna have had a continuing QA/QC program since before 2006, as summarized in Table 13-1 for Cecil R drill samples.

Figure 13-1
Atna/Canyon QA/QC insertion Parameters for Drill Samples

Year	Standard	Cuttings Duplicate	Blank
2006	1 per 20	none	none
2007	1 per 20	1 per 30	1 per 20
2008	1 per 20	1 per 30	1 per 20
2009	1 per 20	1 per 20	1 per 20

Duplicate drill cuttings samples were collected from the reject side of the cyclone on the drill.  One sample was collected every 150 feet of drilling in the 2007-2008 campaign (1 in 30) and one sample every 100 feet during the 2009 program (1 in 20 samples).

The reference standards were obtained from RockLabs in Elko, and consisted of a suite of both oxide and refractory certified powders of known gold content.  RockLabs also supplied statistics for the certified standards, shown in Table 13-2.

Table 13-2
2009 - RockLabs Reference Standards.

Character	Sample ID	Accepted Analytical Value	95% CI*
Oxide	OXJ36	2.398 ppm Au	+/- 0.031
	OXC58	0201 ppm Au	+/- 0.003
	OXC72	0.205 ppm Au	+/- 0.003
Sulfide	SE19	0.583 ppm Au	+/- 0.011
	SH24	1.326 ppm Au	+/- 0.016
	SG31	0.996 ppm Au	+/- 0.011
* 95% CI = 95% Confidence Interval, approximately 2 standard deviations, from Rocklabs

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

Analytical results for standards were evaluated based on their variance from the accepted value, and the standard deviations.  If any assay from a standard exceeded 2 times the accepted standard deviation, the standard was flagged.  If more than two of the same standard in the same batch failed, the batch was flagged.  Comparisons to variances from values were checked continuously for the standards.  Any batches where standards exceeded 10% variance were flagged and the assay lab was notified of the issues.

In addition to the certified assay standards, Atna inserted a coarse blank sample at the rate of 1 blank for each 20 samples submitted.  The coarse analytical blank material utilized was decorative “lava” rock purchased in 20 pound bags from the hardware store.  The material was made up of crushed reddish brown aphanitic basalt.  As with the standards, blanks were evaluated upon receipt of each analytical report for gold value reported.  Any significant gold values in the blanks would point to an issue with the sample preparation facility at the laboratory and would be discussed with the laboratory.

13.6	Summary of Sample Preparation and Analyses

During the period of Atna’s (and  Canyon’s) tenure at Cecil R, starting in 1991, no aspect of the sample preparation was conducted by an employee, officer, director or associate of Atna or Canyon.

CAM are of the opinion that the sample preparation, security and analytical procedures are of sufficiently high standard to use in the estimation of mineral resources.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

14.0	DATA VERIFICATION

14.1	Database

Atna provided the data used by CAM for resource estimation.  The data consisted of surface topography, drill hole data, ,a 0.005 a grade shell developed by Atna, a bottom-of-overburden surface and a bottom-of- saprolite surface.  Surfaces and solids were provided as DXF files.  Drill hole data was provided as a Microsoft access file.  Channel samples collected from arroyo walls and from old tunnels are not included in the resource-estimation database.

The database and resource estimation are entirely in feet.  The database uses a local (“mine”) grid in feet, with its origin several miles to the south, in the vicinity of the Briggs Mine.

After some initial problems with surface topography versus drill hole collars Atna resurveyed nearly all recoverable collar locations in February 2010.  The revised collar locations were provided as a Microsoft XLS file.  The revision of collar locations required re-interpretation of a 0.005 grade shell and overburden saprolite surfaces.  These revised surfaces and solids were provided to CAM in mid-February 2010.

Basic statistics on the assay database provided are given in Table 14-1

Table 14-1
Cecil R Drilling Statistics from Assay Database

Item	Number	Length (m)
Holes	94	30,060.0
Holes with non-collar downhole surveys	0	0.0
Non-collar survey records	0	0.0
Downhole surveys up	0	0.0
Downhole surveys down	94	0.0
Defined assay intervals (Ag)	6,007	29,975.0
Intervals actually assayed (Ag)	5,667	28,277.0

It is of interest to note that there are no downhole surveys.  CAM believes this is acceptable, as nearly all holes are vertical, and the average length is only 320 feet.

The holes and composites provided for use in resource estimation are listed in Table 11-2.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

14.2	Database Validation

Discussions with Atna indicated that the database has been assembled by cutting and pasting results from assay certificates into the database.  CAM does not believe that cutting and pasting is best engineering practice and so undertook an exhaustive check of all machine-readable assay certificates.  Three inconsistencies in the labels in the assay certificates were found, but since the database had been assembled by manual methods these did not result in actual errors in the database.  On the basis of this review CAM believes that the database, where machine-readable assay certificates are available, meets industry standards for database preparation.  In the future however, CAM recommends computerized merging of assay certificates and from to information by hole.

In addition to the computerized checks on all machine-readable assay certificates CAM performed additional manual checks on the earlier data which were not available in machine-readable form.  These were assay certificates for some of the Cecil R drill samples, and original drill logs from historic exploration prior to 2000.  A spot comparison of those values with values in the database provided to CAM showed no transcription errors of note.

CAM uses automated data-processing procedures as much as possible in constructing and auditing geologic databases, in order to assure consistency and minimize errors and costs.  These procedures depend heavily on consistent alphanumeric attribute codes, and consistent and non-duplicated field labels and drill hole IDs.  While many of the issues flagged by these automated procedures are obvious to a reviewer, CAM requires a clean and consistent database before proceeding with electronic geological modeling.  Common inconsistencies include:
•	Misspellings.
•	Confusion of 0 (zero) and O or o.
•	Inconsistent use of upper and lower case.
•	Inconsistent usage or space _ and -.
•	Trailing, leading or internal blanks. (CAM routinely changes all blanks to _ to positively identify this problem)
•	Inconsistent use of leading zeros in hole IDs.
•	Inconsistent analytical units (e.g. PPM, PPB, opt, %)
•	Inconsistent coordinate systems and units (e.g. NAD27 and state plane and mine grid: ft and m)

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

For manually generated databases, CAM generally regards an error rate of less than one in 500 good, an error rate of less than one in 100 acceptable and an error rate greater than two in 100 as unacceptable.  The acceptability or unacceptability of the database also depends heavily on the impact of the errors.  Hence the values for acceptability or unacceptability may easily change by an order of magnitude depending on the nature of the errors.  For example a dropped decimal point in a value of 37 for an actual value is 0.37 is much more serious than the entry of a 0.36 for a 0.37.  For computer-generated databases any errors may be indicative of problems in data processing procedures and these require resolution of the source of the problem.

The CAM check procedure generates a number of false positives (possible issues which are actually correct).  In general if the number of items flagged is less than 2% of the total records, the database is acceptable.

CAM also reviews the procedures used to prepare the database and is particularly critical of the common practice of cutting and pasting to obtain the database.

Different companies and even personnel within the same company use varying protocols for drilling, sampling, sample preparation, and analysis and record-keeping.  In some cases it may be necessary to de-weight the results of certain drilling campaigns or types of drilling.

Over the years CAM personnel have developed a procedure for mathematical and statistically validating exploration databases.  This check procedure includes:
•	Check for duplicate collars.
•	Check for twin holes.
•	Check of surface collared holes against surface topography
•	Check for statistically anomalous downhole surveys.
•	Check for overlapping assays
•	Check for 0 (zero) length assays
•	Review of assay statistics by grade class.
•	Review of assay statistics by length class.
•	Checks for holes bottomed in ore
•	Check for assay values successively the same.
•	Check for assay spikes.
•	Check for downhole contamination by decay analysis.
•	Check of total grade thickness overall, and by mineral zone

In evaluating an existing database CAM uses values flagged by these automated procedures as a starting point for database review and has found that if the error rates in the statistically anomalous values is acceptable then the entire database is generally acceptable.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

No significant anomalies were noted in the Cecil R database.  CAM therefore concludes that the database exceeds industry standards for internal consistency and is suitable for the development of geological and grade models.

On the basis of the above checks, CAM did not independently collect samples from the Cecil R, and did not arrange for independent assays of samples.

Cecil R is a low-grade deposit and some of the early assays are reported to a precision of 0.001 troy ounces per ton or less.  Because of the low grades, CAM recommends that all future assays be done using methodologies which allow a parts-per-billion (ppb) reporting precision.

14.3	Surface Topography

As mentioned above there were inconsistencies between surface topography and the drill hole collars and data points along drivable tracks.  Even after Atna’s partial re-survey in February, 202 of the 553 data points were out more than 10 feet.  Hence, CAM corrected the surface topography to match the surveyed drill hole collars and other surface topography data points by rubber-sheeting the residuals between the GPS points of measurement and the contour map.  After this adjustment surface topography matched the drill hole collars within 1 foot.  CAM believes that the effect of the survey mis-matches is not significant for this resource estimate.  However, if a Preliminary Economic Assessment indicates the viability of this project, additional GPS data points on the topography will be required prior to a Feasibility Study.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

15.0	ADJACENT PROPERTIES

All of the drilling used in the resource estimation presented in this report, and all the resources disclosed herein, are on the properties controlled by Atna, as shown on Figure 4-3 of this report.  There are no additional mining claims or privately-held minerals within the area shown on Figure 4-3.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

The only known metallurgical testing was conducted by Camindex Mines in 1986, when consulting geologist Paul Lindgren collected two bulk samples from the Cecil R property.  The first sample was collected from a surface stockpile of mineralized rock located above the old stamp-mill site near the road to Briggs Mine.  The second sample was collected along 210 feet of rib in one the old adits at Cecil R.

These samples were submitted to Heinen-Lindstrom Consultants (Gene McLelland, now of McLelland Metallurgical Laboratories)for coarse bottle roll testing.  No report from the laboratory has been found, but Lindgren summarized the results of this work in his 1987 report on the property.  Table 16-1 restates Lindberg’s summary.

Table 16-1
Camindex Mines Preliminary Cyanide Leach Test Results

Parameters	Time	Cumulative Recovery (%)	Cumulative Recovery (oz/ton)
Mill Site Sample
Head Grade: 0.103 oz/ton Au Crush: 80% minus ¾ inch Cyanide consumption: 0.38 lbs/ton Lime consumption: 3.0 lbs/ton	2 hours	44.7%	0.046
	6 hours	53.4%	0.055
	24 hours	57.3%	0.059
	48 hours	62.1%	0.064
	72 hours	65.1%	0.067
	96 hours	70.9%	0.073
Underground Sample
Head Grade: 0.094 oz/ton Au Crush: 80% minus ¾ inch Cyanide consumption: 0.21 lbs/ton Lime consumption: 2.3 lbs/ton	2 hours	14.9%	0.014
	6 hours	20.2%	0.019
	24 hours	24.5%	0.023
	48 hours	28.7%	0.027
	72 hours	30.9%	0.029
	96 hours	33.0%	0.031

Atna does not have specific knowledge of the exact sites of origin of the samples collected, the degree to which samples are representative, nor of the precise nature or reliability of the tests.  The information in Table 16-1 is of unconfirmed historical nature, and should therefore not be relied upon.

Atna has begun column-leach testing of reverse-circulation drill sample composites at its Briggs Mine laboratory.  A total of ten composite samples from the 2009 drilling have been selected and will be leached for approximately 90 days.  Because of the high apparent clay content of much of the Cecil R mineralization, care has been taken to prepare composites representative of several types of mineralized material:

CAM 107194
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•	clay-rich and oxidized
•	clay-rich and mixed oxide-sulfide
•	clay-poor and oxidized
•	clay-poor and mixed oxide-sulfide
•	areally distributed throughout the property

No good-grade zones were encountered in zones of no oxidation, and therefore it was not possible to prepare a “sulfide-only” composite.

Results from this new column leach testing remain pending at this time.

CAM 107194
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2 March 2010

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

CAM completed a NI 43-101-compliant resource estimates for the Cecil R gold deposit.  The estimation was performed by Robert Sandefur of CAM, whose Certificate appears in Section 23.2 of this Technical Report.  The methodology involved inverse distance squared (ID2), with allowance for the zoning observed relative to the top of the 0.005 opt grade shell.

17.1	Assay and Composite Statistics

As would be expected for gold deposit of this type, assay values were log-normally distributed (additional details on the nature of the distribution of gold grades is discussed under composite statistics.)

The issues with surface topography relative to collar elevations indicated that the relative elevation of drill hole collars might be questionable .  This is illustrated in Figure 17-1 by the grade profile of holes CRCR-12 and CRCR-25 which have the same collar location.  The two grade profiles are remarkably similar, but it appears that CRCR-25 is displaced about 20 feet lower than CRCR-12.

Figure 17-1
Gold-grade Profiles of Holes
CRCR-12 (in black) and CRCR-25 (in red)

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Based on experience with other data sets with relative collar location issues, CAM did an initial statistical analysis using downhole variograms, which are only dependent on downhole distance.  The log downhole variogram for Cecil R. is given in Figure 17-2.  The black lines are the downhole variograms for the individual holes, the red line is the average of all the downhole variograms and the green line is the variance of all the data.  This variogram is typical for gold deposits and shows a range of about 100 feet which is usual for gold deposits.

The downhole indicator variogram is shown in Figure 17-3.  It is similar to the downhole log variogram.

Figure 17-2 Downhole Log Variogram	Figure 17-3 Downhole Indicator Variogram

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Most of the Cecil R assay intervals were 5 feet.  CAM zeroed in the missing assay intervals and any assay intervals below detection (e.g. less than 0.003, or below a detection limit of 0.003) and composited downhole by 5-foot intervals, with a minimum composite length of 2.5 feet.

A cumulative frequency plot of all 5 foot composites within the wireframe is given in Figure 17-4.  The cumulative frequency plot becomes erratic and shows a slight upward trend of above a grade of 0.140 opt Au.  CAM therefore elected to cap composite values at 0.140 opt.

There is a definite trend in average grade as a function of depth below the 0.005 grade shell as shown by contact analysis in Figure 17-5, below.  Gold grades on average are at a maximum just below the top of the grade shell (i.e.  just below the top of weathered gneiss), and tail off until about 60 feet below the top of gneiss, remaining relatively constant below that depth.

Figure 17-4 Cumulative Frequency, Au in 5-foot composites	Figure 17-5 Grades of Five-Foot Composites Versus Elevation within Flattened Grade Shell

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Note that in Figure 17-5, the top of the grade shell is assigned an arbitrary elevation of 2000 feet.  In this figure, the horizontal black line is at a grade of 0.005 opt.  The black bar at each of the 5 foot elevation increments represents the median gold value, while the red dot represents the mean.

CAM attempted to construct omni-directional variograms using 5 foot composites to determine the plan range, but there were a limited number of pairs, and the variograms are difficult to interpret.  CAM then constructed total grade-thickness plots for each of the holes within the 0.005 grade shell and obtained the cumulative frequency plot shown in Figure 17-6.

In reviewing the total grade thickness data CAM found a statistically-significant trend in total grade thickness as a function of X. and Y.  CAM constructed a variogram of the residuals after removing this trend and obtained the variogram shown in Figure 17-7.  This variogram shows a range of 200 to 300 feet, which is significantly longer than the 100-foot range observed in the downhole variogram, and is consistent with the sub-planar nature of the deposit.

Figure 17-6 Frequency Plot for Grade-Thickness	Figure 17-7 Variogram for Grade-Thickness

CAM 107194
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2 March 2010

On the basis of this statistical review CAM reached the following conclusions:
•	Composites should be capped at 0.140 opt.
•	The estimation procedure should allow for the zoning observed below the top of the 0.005 grade shell.
•
Given the 100 foot range observed in the downhole variogram and the longer range observed in the planar total grade thickness variogram, it is reasonable to classify resources as measured if they were within 35 feet of the nearest sample point, and indicated if they are within 71 feet of the nearest sample point.

•	Resources can be reasonably classified as inferred if they are within 200 feet of the nearest sample point.
•	These classification criteria may be conservative, however, they could be revised if closer- spaced drilling with consistent collar surveying procedures shows greater continuity.

17.2	Grade Estimation Methodology

Geometric parameters of the block model are given in table 17-1.

Table 17-1
Cecil R Model Geometric Parameters

Origin (Feet)		Number of		Block Size (Feet)
Northing	33000.00	Rows	800	Row	5.00
Easting	5000.00	Columns	500	Column	5.00
Elevation	1000.00	Benches	1200	Bench	1.00

The block size is unusually small for gold deposit and was selected to allow the resource to be estimated by flattening the composites in blocks to an arbitrary elevation of 2000 feet at the top of a 0.005 grade shell.  Because of undulations in the top of the 0.005 grade shell, all composites were adjusted to a flat horizontal plane relative to the top of the flattened shell.

Highlights of the resource estimate for Cecil-R include these parameters:
•	All missing assays intervals were assigned a grade of zero.
•	5-foot length composites were used in the estimate.
•	Composites were capped at 0.140 opt based on the cumulative frequency plot.
•	Mineralization is mostly confined to a 0.005 grade shell provided by Atna and reviewed by CAM.
•	There are some areas where the top of the grade shell was broached by erosion and the interpreted top of the grade shell was projected above topography for these areas.

CAM 107194
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CAM notes that almost every hole within the grade shell intersects above-cutoff- grade mineralization.  There is a significant trend in ore grade as a function of depth below the top of this shell.

A block size of 5 x 5 x 1 feet was used in the estimate.  This small block size in plan was selected to allow more precise following of the undulations in the top of the shell.  The one foot block size vertically was selected to allow a preliminary assessment of optimum bench height by recombining blocks.

Resources were calculated by inverse distance squared with the search radius of 400 x 400x15 feet, with a sector search corresponding to faces of a rectangular solid.  A maximum of six and a minimum of three composites per required for estimation.  Approximately 20 resource estimations were run with different parameters.  All results were quite similar, indicating that the model is robust.

Blocks were diluted to full bench height except at the top of the shell, where it is assumed that selective mining of overburden relative to mineralized material is possible.

Resources were classified as measured if they were within 35 feet of the nearest composite, indicated if they were within 71 feet of the nearest composite, and inferred if they were within 200 feet of the nearest composite.  The 35 and 71 feet are derived from the downhole variogram and the 200 feet was based on a range of the variogram of total grade thickness inside the 0.005 shell.  The flattened model was readjusted to the top of the grade shell and any blocks above surface topography were deleted.  A tonnage factor of 12.7 cubic feet per short ton was used, as explained in Section 12.3.2 of this report.  Resources were reported at various cutoff grades and bench heights.

17.3	Estimation Validation

Model validation by CAM consisted of:
1.	Review of the model both with the 1-foot bench height and re-blocked to 5 feet by row column and bench.
2.	Checking that the model is consistent with the composites used to prepare it, by comparing the grade of each composite to the grade of the block within which it fell.
3.	Preparing vertical swath plots of the blocks to make sure that the zoning relative to the top of the 0.005 surface was consistent with the composites.

All of these checks indicate that the model is internally consistent.  CAM believes the model is suitable for a Preliminary Economic Assessment (PEA) to determine at what prices the project is economically viable.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

17.4	Estimation Results

Although resources were calculated for a number of estimation parameters (search radius and type, maximum and minimum number of composites and bench heights), all results were similar.  CAM selected the following results for a 10-foot bench height as representative for a project at this level of development.  Table 17-2 displays a range of resource estimates for Cecil R.

Table 17-2
Resource Estimates at Various Cutoff Grades

Cut-off Grade	Category	Short Tons (x 1,000,000)	Grade (oz/ton Au)	Contained ounces
0.005 oz/ton gold	Measured	1.427	0.017	24,900
	Indicated	4.017	0.016	64,470
	Measured + Indicated *	5.444	0.016	89,370

	Inferred	8.724	0.015	125,820

0.010 oz/ton gold	Measured	0.858	0.024	20,830
	Indicated	2.382	0.022	52,660
	Measured + Indicated *	3.24	0.023	73,490

	Inferred	5.144	0.019	99,390

0.015 oz/ton gold	Measured	0.568	0.03	17,250
	Indicated	1.522	0.028	42,140
	Measured + Indicated *	2.09	0.028	59,390

	Inferred	2.982	0.025	72,840

0.020 oz/ton gold	Measured	0.385	0.037	14,080
	Indicated	0.981	0.033	32,750
	Measured + Indicated *	1.366	0.034	46,830

	Inferred	1.632	0.031	49,590
* totals may not precisely add up, due to rounding

Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

CAM 107194
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2 March 2010

The quantity and grade of reported inferred resources in this estimation are conceptual in nature.  There has been insufficient exploration to define an indicated mineral resource in areas classified as inferred,  and it is uncertain if further exploration will result in discovery of an indicated or measured mineral resource in areas currently classed as inferred.

The mineral resources in this estimate were calculated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on Dec 11, 2005.

17.5	Estimation Conclusions and Recommendations

Conclusions
•	Cecil R is a remarkably sub-planar gold deposit..
•	Gold grade tends to decrease with increasing depth below 0.005 grade shell.
•	The deposit is low-grade relative to most gold mines currently in operation
•	There is some degree of continuity of mineralization in the Cecil R Trend, as every hole piercing the 0.005 grade shell has encountered economic-grade assay intervals.
•	Mineable continuity of the deposit requires additional confirmation.

Recommendations
•	All future assays should be done to a ppb (parts per billion) precision.
•	The program of bottle rolls and/or cyanide soluble assays should be continued.
•
An L-shaped array assays consisting of about 10 holes should be drilled at approximate 20 foot separation to confirm plan mineable continuity.  The array should be cornered at an average-grade hole with a recoverable collar and ppb assays.

•	A preliminary economic assessment (PEA) should be done to determine what gold price is necessary for development. The PEA should include a preliminary optimum bench height analysis.

CAM 107194
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2 March 2010

18.0	OTHER RELEVANT DATA AND INFORMATION

The authors are not aware of any other available information, the exclusion of which would tend to make this report misleading

CAM 107194
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2 March 2010

19.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

Cecil R is an exploration project, not yet at the stage of development or production.

Should a preliminary economic evaluation of the project prove positive, several processing alternatives exist, due to the proximity to the Atna-operated Briggs Mine located 5 miles to the south.  Mineralized material could be crushed and leached on site, crushed on site and trucked to the Briggs Mine site, or hauled to the crushing plant at Briggs for further processing.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

20.0	INTERPRETATION AND CONCLUSIONS

•
Drilling and surface sampling by several companies during the past 40 years in an area of old workings has been successful in showing that Cecil R contains a tabular, gently-inclined body of gold mineralization hosted in weathered Precambrian gneiss at the base of Cenozoic alluvial fans.

•	The Cecil R deposit is remarkably planar and gently-dipping, with almost every hole intersecting mineralization.
•	Gold grade tends to be a maximum just below the alluvium-saprolite contact, and tends to decrease as depth.
•
The tabular mineralized body was probably formed by residual enrichment, and possibly by secondary enrichment, of gold in a weathering horizon derived from underlying fractured and mineralized gneisses similar to the mineralized gneisses at the nearby Briggs Mine.  Gold mineralization also occurs in gneiss below zones of potential enrichment and is associated with narrow, conformable and discordant quartz veinlets with trace amounts of pyrite.

•
Although other origins are possible for the Cecil R deposit (e.g.  deposition within a low-angle fault plane), the existence and continuity of the mineralization have been confirmed by drilling in Section 23.

•
Sampling of the Cecil R drilling is sufficiently representative to estimate measured, indicated and inferred mineral resources.  Some further RC drilling would be needed prior to redefining indicated or inferred resources as measured resources.  Some closely-spaced RC or core drilling would be needed to demonstrate mineable continuity of mineralization, prior to defining mineral reserves.

•	Preliminary column-leach tests show that some of the gold can be recovered by conventional cyanide leaching; further tests are underway.
•	Drilling, sampling, sample preparation, and assaying procedures are adequate for preparation of a database suitable for mineral-resource estimation.
•
Estimation of mineral resources based on the 94 reverse-circulation holes drilled at Cecil R shows a measured and indicated resource containing over 89,000 ounces of gold, at a grade of 0.016 ounces per short ton (at a 0.005 opt Au cut-off grade).

•
Although low-grade and of modest size, the Cecil R mineralization is of potential economic interest due to its ease of access and its proximity to Atna’s operation Briggs Mine, which exploits similar mineralization.

•
The extent and quality of the database can be improved by further drilling, by additional bulk-density determinations, by refinement of the topographic base map, and by collection of bulk samples for definitive metallurgical testing.

•	Economic evaluation of the Cecil R mineralization is warranted after further data are gathered.

CAM 107194
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2 March 2010

21.0	RECOMMENDATIONS

21.1	Exploration and Resource Definition

1.
Geological evidence should be systematically accumulated and evaluated to determine whether the deposit formed hydrothermally in a detachment-fault plane, or by supergene accumulation in a weathering zone.  This would aid in exploration for similar deposits nearby.

2.	Because the deposit is low-grade, all future assays should be done to parts-per-billion precision.
3.	Data from assay certificated should be merged into drill hole databases electronically, rather than by the current manual cut-and-paste method.
4.
In order to confirm mineable continuity of mineralization, an L-shaped hole pattern with about 10 holes should be drilled at 20-foot separation, cornered at an average-grade hole with a recoverable collar.

5.	Drilling of 25 to 35 additional reverse-circulation holes is recommended, to close off open margins of the deposit and to increase the drill hole density.
6.	Several core holes should be drilled to obtain geotechnical and geological data not available from reverse-circulation chips.
7.	Additional bulk-density determinations should be obtained from drill core and from large exposures such as trenches.
8.	A new topographic base map should be constructed, from dedicated orthophotography.

21.2	Metallurgy

Based on results of column-leach tests currently in progress, bulk samples of excavated mineralization, rather than drill cuttings, should be subjected to further metallurgical tests to optimize gold recovery, granulometry, reagent usage, and process parameters..

21.3	Economic Evaluation

1.
A Preliminary Economic Assessment of the Cecil R deposit should be carried out, utilizing several different scenarios for exploitation, including trucking of Cecil R ore to Briggs, versus siting of the leach heaps at Cecil R, with mining and processing using equipment and personnel currently employed at Briggs.  The cost structure at Briggs is a good starting point for defining costs at Cecil R.

2.	Environmental baseline studies should be initiated.
3.	The Cecil R property should be maintained by continuing to make payments specified in the Mining Lease.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

21.4	Work Program

Further work is recommended during 2010 and, if successful in defining a target of economic interest, in 2011.  Objective of the work should be to satisfy the recommendations set forth above, in a timely fashion.

The recommended work program is shown in Table 21-1.  Two phases are shown, Phase II being dependent upon a positive Preliminary Economic Assessment in Phase I.

Table 21-1
Recommended Work Program for Cecil R.

Component	Nature Of Activity	Quantity Of Work	Unit Cost, US$	Amount, US$	Timing
PHASE I – 2010
Bulk samples	Bulk sample acquisition	5 excavations for bulk samples	2,000	10,000	Q2, 2010
Column Leach Testing	Laboratory testing	5 - columns	10,000	50,000	Q2 – Q3, 2010
Infill & step-out drilling	Reverse-circulation drilling	30 holes, ave. 300 feet	40/ft incl assays	360,000	Q3 – Q4, 2010
Geotechnical drilling	diamond core holes	5 holes @ 400 ft	100/ft incl assays	200,000	Q3 – Q4, 2010
Drilling support	Roads, pads, etc	—	25,000	40,000	Q3 – Q4, 2010
Topography	Acquire detailed digital topography	—	15,000	15,000	Q2, 2010
Preliminary Economic Assessment	Preliminary mine engineering, costing, economic assessment	8-10 weeks	75,000	75,000	Q3, 2010
Supervision & travel	Geologic oversight	4 months	40,000/mo	240,000	Q2- Q3, 2010
Baseline Studies	EIR/EIS data acquisition	6 months	100,000	100,000	Q2 - Q-4, 2010
Property payments	Kummerfeld lease, BLM payments	to end 2010	10,000	10,000	Q1 – Q4, 2010
Total, Phase I				1,100,000
PHASE II – 2011
Process metallurgy	Column-leach tests on core and/or bulk samples	8 samples	10,000	80,000	Q1, 2011
Prefeasibility Study	engineering studies	4 months	350,000	350,000	Q2, 2011
Resource estimation	Update resources	1 month	50,000	50,000	Q1, 2011
Mine Permitting	EIR/EIS	12 months	250,000	250,000	Q1 – Q4, 2011
Core drilling	Metallurgical sample acquisition	6 holes @ 250 ft	100/ft incl assays	150,000	Q1 – Q2, 2011
Supervision & travel	Geologic oversight	4 months	40,000/mo	240,000	Q1- Q2, 2011
Drilling support	Metallurgical sampling		20,000	20,000	Q1- Q2, 2011
Property payments	Kummerfeld lease BLM payments	year 2011	10,000	10,000	Q1 – Q4, 2011
Total, Phase II				1,160,000
GRAND TOTAL, Phases I and II				2,260,000	to end of 2011

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Cecil R Project - NI 43-101
2 March 2010

22.0	REFERENCES

Bliss, J.D., 1992, Developments in Mineral Deposit Modeling:  U.S. Geological Survey Bulletin 2004.

Cox, D.P. and Singer, D.A., eds., 1986, Mineral Deposit Models: U.S. Geological Survey Bulletin 1693, 379 pages.

Johnson, B.  K., 1957, Geology of a part of the Manley Peak quadrangle southern Panamint Range, California: Univ. Calif. Pubs. in Geol. Sciences, volume 30, no. 5, pages 353-424.  Includes a color plate with a geologic map at approximately 50,000 scale of the area south of 35-00 N, west of 117-00, extending as far south as Goler Wash; the north edge of this map is at the south extremity of the Cecil R mineralization.

Lindberg, Paul, 1986,   Geological Report on the Cecil R Gold Mine and Vicinity, South Park Mining District, Inyo County, California, pp 33.  Copy in Atna files at Briggs Mine.

Miller, J.M.G., and John, B.E.  (1988).  Detached strata in a Tertiary low-angle normal fault terrane, southeastern California: A sedimentary record of unroofing, breaching and continued slip.  Geology, 16:645-648.

Miller, J.M.G., 1985, Glacial and Syntectonic sedimentation, the upper Proterozoic Kingston Peak Formation, southern Panamint Range, eastern California: Geol. Soc. America Bulletin, volume 96, pages 1537-1553.

Miller, J.M.G., 1987a, Paleotectonic and stratigraphic implications of the Kingston Peak-Noonday contact in the Panamint Range, eastern California.  Journal of Geology, 95:75-85.

Miller, J.M.G., 1987b,  Tectonic evolution of the southern Panamint Range, Inyo and San Bernardino counties.  California Geology, 40(9):212-222.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

23.0	DATE AND SIGNATURE PAGE

23.1	Certificate of Author Fred Barnard

I, Fred Barnard,
1835 Alkire Street
Golden, Colorado 80401 USA

hereby attest that:

a)
I am a Consulting Geologist, affiliated with Chlumsky, Armbrust and Meyer LLC and affiliated with Chlumsky, Armbrust and Meyer LLC at 12600 W.  Colfax Avenue, Suite A-250, Lakewood, Colorado 80215, USA.

b)	I am Professional Geologist # 7432 in the state of California, USA, a Fellow of the Society of Economic Geologists, and a member of the Geological Society of America.
c)	I graduated from the University of California at Berkeley with a B.A. degree in Geology 1963, and from the University of Colorado at Boulder with a Ph.DS. degree in Geology in 1968.
d)	I have practiced my profession as an economic geologist continuously since 1968, having worked on exploration and mining projects, mainly for metallic minerals, including gold, in 45 countries.
e)
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

f)
I am responsible for the preparation of sections 2 to 13, 15, 16, 18, 19, 22, and relevant portions of sections 1, 20, 21, and 23 of the report entitled "NI 43-101 Technical Report, Mineral Resource Estimate Update, Cecil R gold deposit, Inyo County, California, USA, dated 2 March, 2010, and for which the effective date is 1 January, 2010.

g)	I visited the Cecil R property on February 9 and 10, 2009. As defined in Section 1.5 of National Instrument 43-101, I am independent of the issuer, Atna Resources, Ltd.
h)	As defined in Section 1.5 of National Instrument 43-101, I am independent of the issuer, Atna Resources, Ltd.
i)	I am not aware of any material fact or change with respect to the subjects of this report which is not reflected in this report, the exclusion of which would make this report misleading.
j)	I have read National Instrument 43-101 and Form 43-101F1, and the report has been prepared in compliance with that Instrument and Form.
k)
I hereby notify the Ontario Securities Commission of my consent to the filing of this Technical Report with stock exchanges and other regulatory authorities in Canada, and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

Dated this 2nd day of March, 2010

Signed
Fred Barnard, Ph.D.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

23.2	Certificate of Author Robert L. Sandefur

I, Robert L.  Sandefur
1139 S Monaco Pkwy
Denver, CO 80224

hereby attest that:

a)	I am a Consulting Geostatistician, affiliated with Chlumsky, Armbrust and Meyer LLC at 12600 W. Colfax Avenue, Suite A-250, Lakewood, Colorado 80215, USA.
b)	I am a Certified Professional Engineer (Number 11370) in the state of Colorado, USA, and a member of the Society for Mining, Metallurgy, and Exploration (SME).
c)
I graduated from the Colorado School of Mines with a Professional (BS) degree in engineering physics (geophysics minor) in 1966 and subsequently obtained a Master of Science degree in physics from the Colorado School of Mines in 1973.

d)	I have practiced my profession as a geostatistical resource analyst continuously since 1969.
From 1969 to present, I have worked on mining projects in over 20 countries, have statistically analyzed more than 400 mineral deposits, and have personally visited more than 50 operating metal mines.
e)
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

f)
I am responsible for the preparation of sections 14 and 17 and the relevant portions of sections 1, 20, 21, and 23, of the report entitled "NI 43-101 Technical Report, Mineral Resource Estimate Update, Cecil R gold deposit, Inyo County, California, USA, dated 2 March, 2010, and for which the effective date is 1 January, 2010.

g)	I have not visited the subject property.
h)	As defined in Section 1.5 of National Instrument 43-101, I am independent of the issuer, Atna Resources, Ltd.
i)	I am not aware of any material fact or change with respect to the subjects of this report which is not reflected in this report, the exclusion of which would make this report misleading.
j)	I have read National Instrument 43-101 and Form 43-101F1, and the report has been prepared in compliance with that Instrument and Form.
k)
I hereby notify the Ontario Securities Commission of my consent to the filing of this Technical Report with stock exchanges and other regulatory authorities in Canada, and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010

Dated this 2nd day of March, 2010

Signed
Robert L. Sandefur, P.E.

CAM 107194
Cecil R Project - NI 43-101
2 March 2010